Form 20-F
period 2011-03-31
Glorious Pioneer Investments Ltd.
filed 2012-03-30
CIK 1493570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________ to _____________

Commission File number: 0-54022

GLORIOUS PIONEER INVESTMENTS LTD.
(Exact name of Registrant as specified in its charter)

N/A	BRITISH VIRGIN ISLANDS
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands
(Address of principal executive offices)

Wei Guo

35/F Central Plaza

18 Harbour Road

Wanchai, Hong Kong

wei.guo24@gmail.com

(908) 656-2539

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

U.S. Counsel for the Registrant
Robert Brantl

Counselor at Law

52 Mulligan Lane

Irvington, NY 10533

Tel: (914) 693-3026

Fax: (914) 693-1807

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None.	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 50,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☒   No ☐

FOREIGN PRIVATE ISSUER STATUS AND CURRENCY

Foreign Private Issuer Status

Glorious Pioneer Investments Ltd. (“we”, “our”, “us”, the “Company” or the “Registrant”) is a corporation incorporated under the laws of the British Virgin Islands (the “BVI”). All of our ordinary shares, par value $1.00 per share (the “ordinary shares”), are held by non-United States citizens and residents, and our business is administered principally outside the United States (“U.S.”). As a result, we believe that we qualify as a “foreign private issuer” to file our annual reports using Form 20-F.

Currency

The financial information presented in this annual report is expressed in U.S. Dollars, and the financial data in this annual report is presented in accordance with accounting principles generally accepted in the U.S. All dollar amounts set forth in this report are in U.S. Dollars.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

ITEM 3. KEY INFORMATION

The financial statements of the Company are attached hereto and found immediately following Item 8 in this Annual Report. The audit report of Li & Company, PC is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data as required by Item 3 of Form 20-F:

A. Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and the notes thereto, and other information included elsewhere in this Annual Report.

	Year ended March 31, 2011	Period from January 5, 2010 through March 31, 2010
Net sales/operating revenues	$0	$0
Net loss from operations	(13,194)	(1,000)
Net loss from operations per share	(0.26)	(0.02)
Total assets - end of period	$2,500	$5,500
Net assets - end of period	$2,500	$5,500

The Company has not declared any dividends on its ordinary shares since incorporation and does not anticipate that it will do so in the foreseeable future.

Exchange Rates

The official currency of the BVI is the U.S. Dollar. Therefore, disclosure of the exchange rate between the BVI and the U.S. is not applicable.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

Our auditor has indicated that there is a substantial doubt as to whether we will be able to continue as a going concern.

In their report on our financial statements as of March 31, 2011, our independent certified public accountant has stated that the fact that the Company is a development stage company with no source of financing raises substantial doubt as to our ability to continue as a going concern. A “going concern” opinion is an indication that the auditor’s review of the company’s resources and business activities raised doubt as to whether the company will be able to realize its assets and discharge its liabilities in the ordinary course of business. The risk of investing in a company whose financial statements carry a going concern opinion is that you are likely to lose all of your investment if the company fails to continue as a going concern. In the case of Glorious Pioneer Investments, the fact that we have no assets and no business operations means that we will continue as a going concern only if our controlling shareholder provides the funds necessary to pay our maintenance expenses, such as legal, accounting and other ongoing costs. Until we acquire an operating business, if our controlling shareholder fails to pay those expenses, our business will fail.

Wei Guo, our President, sole director and sole shareholder, will have conflicts of interest that may interfere with his ability to secure the best available business opportunity on the best possible terms for the Company.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. Wei Guo, our president, director and sole shareholder, currently serves as sole owner, officer and director of two other blank check companies that have registered with the Securities and Exchange Commission: Jet Cheer Investments Ltd. and Beyond Golden Holdings LimitedJet Cheer Investments Ltd. filed a registration statement with the SEC that became effective on August 21, 2010; Beyond Golden Holdings Limited filed a registration statement with the SEC that became effective on April 11, 2011. None of these companies is currently party to any acquisition agreement nor currently negotiating such an agreement. Mr. Guo has previously registered other blank check companies that have subsequently completed acquisition transactions: Ultra Glory International Ltd., whose registration statement became effective on May 22, 2010 and which is now known as Ossen Innovation Co., Ltd. after acquiring Ossen Innovation Materials Co., Ltd. on July 7, 2010, Super Champ Group Limited, whose registration statement became effective on June 11, 2010 and which is now known as CC Jewelry Co., Ltd. after acquiring Square C on September 10, 2010, and Rich Mountain Enterprises Limited, whose registration statement became effective on June 11, 2010 and which is now known as Sino Oil & Gas Pipe Holdings, Ltd. after acquiring Rise King on July 30, 2011. Mr. Guo may develop and register other blank check companies in the future. When a business opportunity presents itself, therefore, Mr. Guo will have to direct that opportunity to one among the several blank check companies with which he is involved. His choice among the blank check companies will involve consideration of the availability of funds, the age of the blank check companies, the regulatory status of the blank check companies, and similar factors. As to those factors, however, there may be no material distinction among the companies, in which event, Mr. Guo’s decision will be arbitrary, In any case, Mr. Guo’s choice among the blank check companies will necessarily involve a conflict of interest, and Mr. Guo’s decision may not be in the best interest of Glorious Pioneer Investments.

Our shareholders will likely not be invited to vote on the Company’s acquisition of an operating company, and will likely have no control over, or involvement in, that transaction.

The success of our Company will depend on the merits of the operating company that the Company acquires. Even if investors other than Wei Guo acquire shares in the Company, the decision as to which company to acquire will most likely be made by Wei Guo, our sole officer and director, exclusively. Section 45 of the BVI Business Companies Act gives the Company’s director(s) the authority to issue the Company’s shares in exchange for shares in another company, and does not require that the director(s) obtain shareholder approval unless the Company’s Memorandum and Articles requires shareholder approval. The Company’s Memorandum and Articles contain no such obligation. Therefore Mr. Guo is unlikely to solicit the opinion of our shareholders, nor is it likely that the acquisition will be structured in such a way that a vote of our shareholders will be necessary for completion of the acquisition. Moreover, unless the acquisition is structured in such a way that approval of our shareholders is required (for example, a merger in which the Company is not the surviving entity), Mr. Guo does not intend to provide the Company’s shareholders with any information about the target company prior to the acquisition. The value of our common stock, therefore, will depend on Mr. Guo’s discretion in evaluating the acquisition target. If Mr. Guo makes a poor decision in that regard, the value of our common stock will be adversely affected.

The success of our business cannot be predicted because we have no operating history.

Glorious Pioneer Investments has had no operating history nor any revenues or earnings from operations since inception. As the Company has no revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. We will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This will result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. If we do not succeed in consummating such a combination, our business will fail.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The number of business opportunities that appear likely to be successful is limited, and there are many companies competing for those same business opportunities. This situation could reduce the likelihood of consummating a successful business combination. We are, and will continue to be, an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of, small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that would be desirable target candidates for us. Many of those entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. Consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors will restrict our ability to identify and consummate a successful business combination.

Future success will depend on the ability of our management to locate and attract a suitable acquisition.

Our business plan is highly speculative and there is a consequent risk of loss of an investment in the Company. The success of our plan of operations will depend entirely on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, the past success of an operation is not a guarantee of future success. If our management makes a poor choice in securing an acquisition, our business may fail. Moreover, if the management of the successor firm or venture partner firm is not successful in implementing their business plan, our business will fail.

Our shareholders will likely have no control over, or involvement in, the Company’s acquisition of an operating company.

The success of our Company will depend on the merits of the operating company that the Company acquires. The decision as to which company to acquire will most likely be made by Wei Guo, our sole officer and director, exclusively. Mr. Guo is unlikely to solicit the opinion of our shareholders, nor is it likely that the acquisition will be structured in such a way that a vote of our shareholders will be necessary for completion of the acquisition. Moreover, unless the acquisition is structured in such a way that approval of our shareholders is required, Mr. Guo does not intend to provide the Company’s shareholders with any information about the target company prior to the acquisition. The value of our common stock, therefore, will depend on Mr. Guo’s discretion in evaluating the acquisition target. If Mr. Guo makes a poor decision in that regard, the value of our common stock will be adversely affected.

The Company may remain a shell company for an indefinite period of time, during which our financial resources could be exhausted.

We have no agreements or understandings with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. It could occur that we will be unable to complete an acquisition, or that we will complete an acquisition only after a considerable delay. If either of those results occurred, an investor in our shares could incur a loss on the investment or, due to the delay, could find any gain to be inadequate to compensate for the time-value of the funds invested.

We will also incur administrative expenses (including expenses attendant to our SEC reporting obligations) during the period that we remain a shell company. As of March 31, 2011 we had no cash resources and we have not acquired any since that date. Accordingly, we will require additional funds to pay our ongoing expenses. We expect our sole shareholder, Wei Guo, to provide the necessary funds. Should he fail to do so, however, we will be unable to pay our administrative expenses, which may prevent us from completing an acquisition and may cause us to default in our SEC reporting obligations.

Management intends to devote only a limited amount of time to seeking a target company, which may adversely impact our ability to identify a suitable acquisition candidate.

Wei Guo, who is the sole member of our management, anticipates devoting very limited time to the Company’s affairs. Initially, the search for a target company will be incidental to Mr. Guo’s other business affairs, since they bring him into contact with potential sources of business opportunities. Accordingly, until Mr. Guo decides to pursue a specific business opportunity for the Company, none of Mr. Guo’s business time will be devoted exclusively to the business of the Company. After Mr. Guo decides to pursue a specific business opportunity for the Company, his time commitment will depend on the effort involved in bringing about the acquisition, and may range from as little as twenty hours to as much as several weeks of dedicated effort. Mr. Guo has not entered into a written employment agreement with the Company and is not expected to do so. Mr. Guo’s limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a U.S. public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

It will not be possible for us to acquire a target company that fails to comply with U.S. Securities and Exchange Commission (the “SEC”) reporting requirements. Sections 13 and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. For this reason, otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements will be inappropriate for acquisition.

The type of investment made by the Company will be limited by our desire to avoid regulation under the Investment Company Act of 1940.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. For that reason, we do not plan to engage in any business combination that results in our holding a passive investment interest as a material portion of our assets. Our plan to avoid passive investments will limit the number of business opportunities available to us.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a company domiciled and/or located outside the U.S., we will be subject to the risks inherent in business operations outside of the U.S. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ, favorably or unfavorably, from the U.S. economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects. These risks and differences may doom to failure a business plan that could be successful if implemented within the United States.

There is currently no trading market for our ordinary shares, and liquidity of our ordinary shares is limited.

Our ordinary shares are not registered for trading under the securities laws of any country, state or other jurisdiction, and accordingly there is no public trading market for our ordinary shares. Further, no public trading market is expected to develop in the future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the U.S. Securities Act of 1933. Therefore, our outstanding ordinary shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations.

Our common stock may be classified as a “penny stock” under SEC rules, in which case it may be difficult for our shareholders to resell their shares of our common stock.

The Rules of the Securities and Exchange Commission classify as a “penny stock” any security that does not trade on a national securities exchange (e.g. NYSE, NYSE Amex, NASDAQ, etc., but not including the OTC Bulletin Board or the Pink Sheets) if the market price of the security is less than $5.00 per share. SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. For this reason and because penny stocks are generally considered to be more risky than non-penny stocks, many brokers will not recommend the purchase of penny stock by their customers.

It is likely that when trading first commences in our common stock it will not be listed on a national securities exchange. It may also occur that for an extended period thereafter, our common stock will not be listed on a national securities exchange and may be priced below $5.00, in which case our common stock will be classified as a penny stock. During such periods, the holders of our common stock may experience greater difficulties in attempting to sell the stock, due to the limited market for penny stocks. In addition, because the penny stock classification reduces the liquidity of a security, the classification may have a negative effect on the market price of our common stock, such that our shareholders may not be able to obtain a satisfactory sale price.

The business combination that we undertake may subject the Company to certain tax consequences, which will increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders. This could deter potential acquisition targets from entering into business combinations with us. In the alternative, the execution of a taxable transaction could result in the shareholders of the company we acquire being taxed on consideration received in the transaction. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity. However, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

If we are deemed to be a passive foreign investment company, U.S. investors who invest in our securities may suffer adverse U.S. tax consequences.

         Special U.S. tax rules apply to non-U.S. corporations who receive largely passive income or who hold mostly assets that give rise to passive income (defined as "passive foreign investment companies" or "PFICs").  Passive income generally includes dividends, interest, royalties, rents, annuities and gains in excess of losses on sales or exchanges of property giving rise to the foregoing types of income. Shareholders who receive income from a PFIC, or recognize gain from the sale of shares of a PFIC, may have to recognize income subject to tax prior to the receipt of any distributable proceeds or to pay an interest charge on taxable income that is treated as having been deferred. U.S. shareholders of a PFIC may avoid this treatment by electing to include in their U.S. income the taxable income and net capital gains of the PFIC.

         Management of the Company believes that it is not currently a PFIC and does not presently intend to operate the Company so that it becomes a PFIC.  However, given the uncertainty surrounding the nature of the Company's ultimate operations, it is possible that the Company will be classified as a PFIC.  Each year, the Company will make a determination whether it falls within the definition of a PFIC, and will notify its then-current shareholders of its conclusion. If the Company has decided it is a PFIC, shareholders will be counseled to consult their U.S. income tax advisers concerning the U.S. income tax treatment in their particular circumstances and the availability and effect of any elections.

The ability of our Board of Directors to issue shares in one or more series of shares without shareholder approval may have the effect of delaying, deterring or preventing a change in control of the Company.

Our Memorandum of Association (the “Memorandum”) provides that our Board of Directors (the “Board of Directors”) may authorize the issuance of shares in one or more classes of shares without shareholder approval. The ability of our Board of Directors to issue additional shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company.

Because Glorious Pioneer Investments Ltd. is a British Virgin Islands company, you may not be able to enforce judgments against Glorious Pioneer Investments Ltd. that are obtained in U.S. courts and you may not be able to enforce U.S. laws in the courts of the British Virgin Islands.

Glorious Pioneer Investments Ltd. is incorporated in the British Virgin Islands and its management is resident in Hong Kong. When Glorious Pioneer Investments acquires an operating company, it is likely that the primary location of that company’s operations will be outside the United States. As a result, it may be difficult or impossible for investors to effect service of process on Glorious Pioneer Investments Ltd. or these persons within the United States. In addition, although the courts of the British Virgin Islands will entertain suits brought by U.S. residents against companies registered in the British Virgin Islands, in many cases the courts of the British Virgin Islands will apply local law to the claims brought in their courts. For that reason, investors in Glorious Pioneer Investments Ltd. may find it difficult to enforce in the British Virgin Islands judgments of U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is also substantial doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the Federal securities laws of the United States.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Memorandum authorizes the issuance of a maximum of 50,000 ordinary shares. Our Board of Directors is authorized to amend our Memorandum to increase the number of authorized shares. Any merger or acquisition effected by us will result in the issuance of additional securities without shareholder approval and will result in substantial dilution in the percentage of our shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of ordinary shares held by our then existing shareholders. Our Board of Directors has the power to issue any or all of the authorized but unissued shares without shareholder approval. To the extent that additional shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our shares might be materially and adversely affected.

Because we may seek to complete a business combination through a “reverse merger,” we may not be able to attract the attention of major brokerage firms following such a transaction.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our ordinary shares. If we are unable to engage a brokerage firm to conduct a secondary offering on behalf of our post-merger company, it is unlikely that a liquid market for our ordinary shares will develop. In those circumstances, investors in our company may find it difficult to resell their shares.

If, following a business combination of Glorious Pioneer Investments with an operating business, our ordinary shares are not listed on NASDAQ or some other U.S. or foreign securities exchange, our shareholders may experience difficulty in reselling their shares.

Following a business combination and the completion of a registered offering of our ordinary shares, we may seek the listing of our ordinary shares on NASDAQ or the NYSE Amex. However, following those transactions, we may not be able to meet the initial listing standards of either of those or any other stock exchange. If our ordinary shares did not qualify for listing on the NASDAQ or another stock exchange, we will apply to list our ordinary shares on the OTC Bulletin Board, another over-the-counter quotation system, or on the “Pink Sheets.” Because many brokers will not recommend to their customers securities listed on the OTC Bulletin Board or Pink Sheets, our shareholders may find it more difficult to dispose of shares if the shares are so listed.

This annual report contains forward-looking statements, which may prove to be inaccurate.

The forward-looking statements in this annual report are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this annual report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Except as required by the Rules of the Securities and Exchange Commission, we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in the British Virgin Islands on January 5, 2010 under the BVI Business Companies Act of 2004. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination but has made no efforts to date to identify a possible business combination. As a result, the Company has not conducted any negotiations nor entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company.

The registered office of the Company is at Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is (908) 656-2539.

(1) Form of Acquisition

At some future time, the Company will initiate its search for an operating company to acquire. Wei Guo, who is the sole officer, director and employee of the Company, will conduct the search. Mr. Guo expects that his search will primarily involve communication with business brokers in the People’s Republic of China (“PRC”). Mr. Guo may also, however, approach or be approached directly by companies wishing to become SEC reporting companies. Some of the companies that Mr. Guo reviews as potential acquisition candidates may be introduced to him by persons with whom Mr. Guo has other business relationships. Since Mr. Guo is a resident of Hong Kong, he anticipates that most or all of the companies with which he discusses potential business arrangements will be located in Hong Kong or the PRC. The Company does not intend to pay any finder’s fee in connection with an acquisition, either in cash, securities or other form of compensation. We cannot predict at this time how many companies Mr. Guo will review until he finds a suitable target for acquisition.

The decision as to which company to acquire will be made initially, on behalf of Glorious Pioneer Investments, entirely by Wei Guo. Mr. Guo will base his decision on the business prospects of the target company, as evidenced by its history of operations, financial condition, intellectual property, market position, and other factors that are predictive of business success. Mr. Guo will also base his decision on the extent to which he is able to negotiate terms of the acquisition that are favorable to Glorious Pioneer Investments. On the other hand, the Company has adopted a policy that the offer of any post-transaction employment or any other form of compensation to Mr. Guo (or, if our management expands prior to the acquisition, any other member of management) will not be a consideration in Mr. Guo’s decision whether to undertake any proposed transaction. Moreover, the Company has adopted a policy that no entity with which either Mr. Guo is affiliated will be considered as a target for acquisition.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of Wei Guo as director without any vote or approval by shareholders. In the case of a statutory merger or consolidation directly involving the Company, it will be necessary to call a shareholders’ meeting and obtain the approval of the holders of a majority of the outstanding shares. If, at the time of the acquisition, the Company has many shareholders, the necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and may also give rise to certain appraisal rights to dissenting shareholders. For that reason, management may seek to structure any such transaction so as not to require shareholder approval.

Unless shareholder approval is required, management does not intend to provide the Company’s shareholders with any information about the target company or its business prior to the acquisition. If shareholder approval is required, management will provide the shareholders with a summary description of the proposed transaction, a summary of the business operations of the target, and summary financial information of the target.

The shareholders of the Company prior to the acquisition will not have control of a majority of the ordinary shares of the Company following a reorganization transaction. As part of such a transaction, all or a majority of the Company’s directors may resign and new directors will be appointed without any vote by shareholders.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. Because the Company has very limited financial resources, management will undertake to persuade the Company’s professionals to defer payment of their bills until the transaction is complete. Management will likely also seek loans for this purpose from members of management or the Company’s shareholder. If management is unable to secure the necessary combination of fee-deferrals and loans, the Company would be unable to pursue a business opportunity. Moreover, if a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred. Management will endeavor, therefore, to pursue an opportunity only if it presents a high likelihood of being successfully consummated.

We presently have no employees apart from Mr. Guo. Mr. Guo is engaged in outside business activities, and will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Wei Guo is the sole owner, director and President of two other blank check companies that are registered with the Securities and Exchange Commission. He may register others in the future. Mr. Guo believes that there are sufficient business opportunities available to warrant developing a number of blank check companies, and that his ability to compete for the better opportunities will be enhanced if he becomes known to be a good source for blank check companies. When a business opportunity is present, Mr. Guo will have to choose one among the blank check companies to be the acquiring company. In determining which among the several blank check companies should pursue the opportunity, Mr. Guo will consider as to each of the blank check companies:

•	the availability of funds within the company to pay the expenses of pursuing the opportunity;

•	whether the company is current in its SEC reporting obligations;

•	the period of time since the company was organized; and

•	any preference expressed by the parties offering the business opportunity.

At the present time, there is no material difference as to any of these factors among the blank check companies with which Mr. Guo is affiliated, other than the difference in time since the companies were organized. If, at the time a business opportunity is present, these factors do not indicate a choice among the blank check companies, then Mr. Guo’s choice among them will be completely arbitrary. The decision, therefore, may be adverse to the interests of Glorious Pioneer Investments Ltd.

(2) Reports to security holders

(a) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report. The Company has no current plan to make financial information or other documents available for inspection in the United States, other than through filing with the SEC.

(b) The Company will file reports with the SEC. The Company will be a reporting foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and we do not expect to provide proxy statements. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC and do not expect to do so. We will also be required to file with the SEC, under Form 6-K, copies of each material document that we are required to publish, or have published, under BVI law, or that we have distributed to our non-U.S. shareholders. We are not aware of any document that we are required to publish under BVI law.

(c) The public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

B. Business Overview

The Company, based on its proposed business activities, is a “blank check” company. The SEC defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under SEC Rule 12b-2 under the Securities Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business.

Wei Guo, who is our sole officer and sole director, will conduct the search for a suitable acquisition target. Initially, Mr. Guo’s search will be primarily incidental to his principal employment as a financial advisor, since his activities in that role bring him into contact with persons offering business opportunities. Mr. Guo may also initiate contact with business brokers in Hong Kong and the PRC. Mr. Guo also anticipates that persons interested in being acquired by a U.S. reporting company will approach him, based on his reputation as a person involved in developing relationships between Chinese operating companies and U.S. reporting companies. Mr. Guo will not restrict the Company’s potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business. For this reason, it is not possible to identify any specific market(s) in which the target company will operate, nor any parameters regarding competitive position, nor the possible effects of government regulation on the target business. All of these factors will first be evaluated after the Company initiates its search for an acquisition target. It is also not possible to estimate the number of potential targets that Mr. Guo will investigate nor the number of persons he will contact in connection with the investigation - that will depend on whether his initial contacts and investigations prove fruitful.

The Company has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Company will consider the following kinds of factors:

(a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b)  Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e) The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(f) The extent to which the business opportunity can be advanced;

(g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Company’s limited capital available for investigation, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

C. Organizational Structure

NOT APPLICABLE

D. Property, Plants and Equipment

The Company has been provided office space by Wei Guo, its President, at no cost. Because management has determined that the cost of the space is nominal, we have not recorded a rent expense in our financial statements. The Company uses no other property, plant or equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

NOT APPLICABLE

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

In their report on our financial statements as of March 31, 2011, our independent certified public accountant has stated that the fact the Company is a development stage company with no source of financing raises substantial doubt as to our ability to continue as a going concern. A “going concern” opinion is an indication that the auditor’s review of the company’s resources and business activities raised doubt as to whether the company will be able to realize its assets and discharge its liabilities in the ordinary course of business. The risk of investing in a company whose financial statements carry a going concern opinion is that you are likely to lose all of your investment if the company fails to continue as a going concern. In the case of Glorious Pioneer Investments, the fact that we have no assets and no business operations means that we will continue as a going concern only if our controlling shareholder provides the funds necessary to pay our maintenance expenses, such as legal, accounting and other ongoing costs. Until we acquire an operating business, if Wei Guo, our controlling shareholder, fails to pay those expenses, our business will fail.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being an SEC reporting company. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through borrowings from our shareholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

(i) filing of Exchange Act reports and other regulatory costs; and

(ii) costs relating to consummating an acquisition.

We believe we will be able to meet these costs, in part, through deferral of fees by our attorneys, bookkeepers, accountants and other service providers. Those expenses that require immediate payment will be satisfied with funds loaned to or invested in us by our shareholders, management or other investors. At present, there is no specific plan for financing our operations, and no arrangements have been made in that regard. If and when funds are required for our operations, it is likely that Wei Guo will be the source of the funds. The extent to which loans or other investments will be required will depend on the efficiency and effectiveness of our search for an acquisition target.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in an underwritten public offering.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

B. Liquidity and Capital Resources

The Company’s only internal and external sources of liquidity will be stock subscription receivables from our sole shareholder. The Company intends to obtain any additional working capital needed by requesting it from our sole shareholder. Through March 31, 2011, the Company had incurred $14,194 in expenses. As March 31, 2011 it had $2,500 in working capital, consisting of a payment in that amount on account of the subscription receivable made after March 31, 2011. As additional expenses are incurred, the Company shall obtain the necessary funds from its sole shareholder.

Operating expenses for periods subsequent to formation are estimated to be $10,000 or less per annum and will be funded by advances from our sole shareholder in the form of additional paid-in-capital. We do not expect to have any significant cash balances.

C. Research and Development, Patents and Licenses, etc.

NOT APPLICABLE

D. Trend Information

NOT APPLICABLE

E. Off-balance Sheet Arrangements

The Company presently has no off balance sheet commitments.

F. Tabular Disclosure of Contractual Obligations

Payments due by Period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	>5 years
Long-Term Debt Obligations	None.
Capital (Finance) Lease Obligations	None.
Operating Lease Obligations	None.
Purchase Obligations	None.
Other Long-Term Liabilities	None.
TOTAL	$-0-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Our sole officer and sole director is as follows:

Name	Age	Position
Wei Guo	52	President and Director

Wei Guo has more than 20 years of experience in the financial services industry. Since August 2009, Mr. Guo has been a director of Northern Capital Limited, a firm which specializes in financial advisory services. From January 2007 until August 2009, Mr. Guo was Director of China US Bridge Capital, where he assisted Chinese companies with their efforts to become public companies in the Unites States. Prior to joining US Bridge Capital in 2007, Mr. Guo was an independent investor from June 2002 until December 2006. Mr. Guo invested in Chinese medical research and development projects. From May 1998 until May 2002, Mr. Guo was Chief Representative at South China Securities Beijing Office, where he managed investments in the pharmaceutical and IT industries and assisted with initial public offerings. From July 1996 to April 1998, Mr. Guo was Assistant President at New Hope Group, where he was in charge of investment activities and was involved with initial public offerings. Prior to joining New Hope Group, Mr. Guo was Vice President of Pharon Pharmaceutical Co., Ltd. from March 1990 until July 1996. Mr. Guo received a BS from Shenyang Pharmaceutical University in 1982.

Current Blank Check Company Experience

Wei Guo, our sole officer and director, is also currently affiliated with the following blank check companies:

Name	Filing Date Registration Statement	Status	SEC File Number	Pending Business Combinations	Additional Information

Jet Cheer Investments Ltd.	6/22/2010	Effective on August 21, 2010	000-54016	None	Mr. Guo is President, Director and sole shareholder
Beyond Golden Holdings Limited	2/10/2011	Effective on April 11, 2011	000-54021	None	Mr. Guo is President, Director and sole shareholder

Within the past two years, Wei Guo was also affiliated with the following companies, each of which was a blank check company until it completed an acquisition of an operating company:

Name	Filing Date Registration Statement	Status	SEC File Number	Business Combination	Additional Information
Ossen Innovation Co., Ltd. (f/k/aUltra Glory International Ltd.)	3/23/2010	Effective on 5/22/2010	000-53914	Acquired Ossen Innovation Materials Co., Ltd. on July 7, 2010	Mr. Guo was President and Director until completion of the business combination.
Super Champ Group Limited	4/12/2010	Effecive on 6/11/2010	000-53940	Acquired Square C on September 10, 2010	Mr. Guo was President and Director until completion of the business combination.
Rich Mountain Enterprises Limited	4/12/2010	Effective on 6/11/2010	000-53939	Acquired Rise King on July 30, 2011	Mr. Guo was President, Director and sole shareholder until completion of the business combination.

B. Compensation

Wei Guo, who is the Company’s only officer or director, has received no cash remuneration since inception. If any additional directors join our board, directors other than officers will be entitled to receive an annual fee of $5,000, payable on December 31 for each year that they serve as a director of the Company. In the event that we have not completed an acquisition when the fee is due, the controlling shareholder of the Company will provide the necessary funds. Officers will not receive any remuneration upon completion of the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by Mr. Guo in any capacity. Wei Guo does not intend to devote more than a minimum amount of time to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain Wei Guo (or, if after this date we engage additional management, another member of our management) for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to Wei Guo (or any person who becomes a member of management after this date) will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination.

C. Board Practices

The term of office of each director expires at a time fixed by the Company by means of a Resolution of Shareholders or Resolution of Directors, or until their successors are duly elected and qualified. If no term is fixed on the appointment of a director, the director serves indefinitely until the earlier of his death, resignation or removal. Non-management directors will be entitled to receive an annual fee of $5,000, payable on December 31 for each year that they serve as a director of the Company. No other directors shall receive compensation. Officers serve at the discretion of the Board of Directors.

D. Employees

None.

E. Share Ownership

Wei Guo, who is our sole officer and director, is the sole shareholder of Eternal City Investments Ltd., which owns all of the outstanding shares of Glorious Pioneer Investments Ltd.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Name and Address	Number of Ordinary shares	Percent of Ordinary shares
Eternal City Investments Ltd.(1) Akara Building 24 De Castro Street Wickhams Cay 1, Road Town Tortola, British Virgin Islands	50,000	100%

(1)	Wei Guo, who is the sole officer and sole director of Glorious Pioneer Investments Ltd., is the sole shareholder, sole officer and sole director of Eternal City Investments Ltd., and has exclusive control over voting and disposition of the shares owned by Eternal City Investments Ltd.

B. Related Party Transactions

In January 2010, we issued 50,000 ordinary shares to Peter Buhl Nielsen, who was our initial shareholder. At that time, Mr. Nielsen made an oral commitment to pay $50,000 and made a stock subscription receivables payment for $1,000. After March 31, 2010, Mr. Nielsen paid an additional $13,194 on account of his stock subscription. On November 23, 2010 Mr. Nielsen transferred the 50,000 ordinary shares to Eternal City Investments Ltd., which is owned by Wei Guo, the sole officer and director of Glorious Pioneer Investments, and Eternal City Investments Ltd. assumed Mr. Nielsen’s financial obligation to the Company. There was no written agreement between Mr. Nielsen and the Company regarding the unpaid portion of his $50,000 commitment, and there is no such agreement between Eternal City Investments Ltd. and the Company. However, because the par value of the shares issued to Mr. Nielsen is $50,000, the Company and, under certain circumstances, the creditors of the Company could take legal action to enforce Eternal City Investments Ltd.’s commitment to pay the full amount.

The Company has been provided office space by Wei Guo, our Chief Executive Officer. However, because of the limited business activities of the Company, the Company considers the monetary value of the office space to be nominal.

There have been no other transactions and there are no agreements between Mr. Nielsen and the Company, Mr. Guo or any of their affiliates relating to Glorious Pioneer Investments. There is no lock-up agreement between Glorious Pioneer Investments and Eternal City Investments Ltd. that would prevent it from selling its shares prior to the consummation of a business acquisition. The Company has adopted a policy that it will not seek or complete an acquisition opportunity in which Mr. Guo has an interest. The Company’s acquisition target, therefore, will not be an entity in which Mr. Guo or one of his affiliates holds an ownership interest.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The financial statements as required under Item 8 begin on the following page. The audit report of Li & Company, PC is included herein immediately preceding the financial statements and notes to the financial statements.

B. Significant Changes

No significant change in the Company’s operations or financial condition has occurred since the date of the financial statements included in this annual report.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

March 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Hong Kong, China

We have audited the accompanying balance sheets of Glorious Pioneer Investments Ltd., a development stage company, (the “Company”) as of March 31, 2011 and 2010 and the related statements of operations, stockholder’s equity and cash flows for the fiscal year ended March 31, 2011, for the period from January 5, 2010 (inception) through March 31, 2010, and for the period from January 5, 2010 (inception) through March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2011 and 2010 and the results of its operations and its cash flows for the fiscal year ended March 31, 2011, for the period from January 5, 2010 (Inception) through March 31, 2010, and for the period from January 5, 2010 (inception) through March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no source of financing, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Li & Company, PC
Li & Company, PC

Skillman, New Jersey
March 30, 2012

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Balance Sheets

	March 31, 2011	March 31, 2010

ASSETS
CURRENT ASSETS:
Cash	$-	$-
Stock subscription receivable	2,500	5,500

Total Current Assets	2,500	5,500

Total Assets	$2,500	$5,500

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Accrued expenses	$-	$-

Total Current Liabilities	-	-

STOCKHOLDER'S EQUITY:
Common stock at $1.00 par value: 50,000 shares authorized, 50,000 shares issued and outstanding	50,000	50,000
Stock subscription receivable	(33,306)	(43,500)
Deficit accumulated during the development stage	(14,194)	(1,000)

Total Stockholder's Equity	2,500	5,500

Total Liabilities and Stockholder's Equity	$2,500	$5,500

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Statements of Operations

		For the Period from	For the Period from
	For the Fiscal year	January 5, 2010	January 5, 2010
	Ended	(inception) through	(inception) through
	March 31, 2011	March 31, 2010	March 31, 2011

OPERATING EXPENSES:
Professional fees	$13,194	$-	$13,194
General and administrative expenses	-	1,000	1,000

Total operating expenses	13,194	1,000	14,194

LOSS BEFORE TAXES	(13,194)	(1,000)	(14,194)

INCOME TAXES	-	-	-

NET LOSS	$(13,194)	$(1,000)	$(14,194)

NET LOSS PER COMMON SHARE - BASIC AND DILUTED:	$(0.26)	$(0.02)	$(0.28)

Weighted common shares outstanding - basic and diluted	50,000	50,000	50,000

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Statement of Stockholder's Equity

For the Period from January 5, 2010 (Inception) through March 31, 2011

				Deficit
	Common Stock, $1.00 Par Value		Stock	Accumulated	Total
	Number of		Subscription	during the	Stockholder's
	Shares	Amount	Receivable	Development Stage	Equity

Balance, January 5, 2010 (Inception)	-	$-	$-	$-	$-

Issuance of common stock for stock subscription receivable at $1.00 per share	50,000	50,000	(43,500)		6,500

Net loss				(1,000)	(1,000)

Balance, March 31, 2010	50,000	50,000	(43,500)	(1,000)	5,500

Collection of stock subscription receivable			10,194		10,194

Net loss				(13,194)	(13,194)

Balance, March 31, 2011	50,000	$50,000	$(33,306)	$(14,194)	$2,500

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Statements of Cash Flows

		For the Period from	For the Period from
	For the Fiscal year	January 5, 2010	January 5, 2010
	Ended	(inception) through	(inception) through
	March 31, 2011	March 31, 2010	March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,194)	$(1,000)	$(14,194)

Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities:
Accrued expenses	-	-	-

NET CASH USED IN OPERATING ACTIVITIES	(13,194)	(1,000)	(14,194)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	13,194	1,000	14,194

NET CASH PROVIDED BY FINANCING ACTIVITIES	13,194	1,000	14,194

NET CHANGE IN CASH	-	-	-

Cash at beginning of period	-	-	-

Cash at end of period	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

March 31, 2011 and 2010

Notes to the Financial Statements

Note 1 - Organization and Operations

Glorious Pioneer Investments Ltd. (the “Company”), was incorporated on January 5, 2010 under the laws of the Territory of the British Virgin Islands (“BVI”). The purpose of the company is to seek merger and acquisition opportunities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Development Stage Company

The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period.

The Company’s significant estimates and assumptions include the fair value of financial instruments and the assumption that the Company will continue as a going concern. Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as stock subscription receivable, approximate its fair value because of the short maturity of this instrument.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

It is not, however, practical to determine the fair value of advances from stockholders due to their related party nature.

Fiscal Year End

The Company elected March 31 as its fiscal year end upon its formation.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Related Parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b)  description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Revenue Recognition

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income Tax Provision

The Company adopted the provisions of paragraph 740-10-25-13 of the FASB Accounting Standards Codification. Paragraph 740-10-25-13.addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying consolidated balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its consolidated balance sheets and provides valuation allowances as management deems necessary.

Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. In management’s opinion, adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the provisions of Section 740-10-25 for the fiscal year ended March 31, 2011 or 2010.

Net Income (Loss) per Common Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

There were no potentially outstanding dilutive shares for the fiscal year ended March 31, 2011 or for the period from January 5, 2010 (Inception) through March 31, 2010.

Cash Flows Reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method (“Indirect method”) as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent Events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued the FASB Accounting Standards Update No. 2011-04 “Fair Value Measurement” (“ASU 2011-04”). This amendment and guidance are the result of the work by the FASB and the IASB to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (IFRSs).

This update does not modify the requirements for when fair value measurements apply; rather, they generally represent clarifications on how to measure and disclose fair value under ASC 820, Fair Value Measurement, including the following revisions:

•	An entity that holds a group of financial assets and financial liabilities whose market risk (that is, interest rate risk, currency risk, or other price risk) and credit risk are managed on the basis of the entity’s net risk exposure may apply an exception to the fair value requirements in ASC 820 if certain criteria are met. The exception allows such financial instruments to be measured on the basis of the reporting entity’s net, rather than gross, exposure to those risks.

•	In the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing the asset or liability consistent with the unit of account.

•	Additional disclosures about fair value measurements.

The amendments in this Update are to be applied prospectively and are effective for public entity during interim and annual periods beginning after December 15, 2011.

In June 2011, the FASB issued the FASB Accounting Standards Update No. 2011-05 “ Comprehensive Income (“ASU 2011-05”), which was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders’ equity. Instead, the new guidance now gives entities the option to present all nonowner changes in stockholders’ equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

The amendments in this Update should be applied retrospectively and are effective for public entity for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the accompanying financial statements, the Company had a deficit accumulated during the development stage at March 31, 2011, and had a net loss and net cash used in operating activities for the fiscal year then ended, respectively, with no revenues earned since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to find an acquisition company, the Company’s cash position may not be sufficient enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds to support the Company’s daily operations.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Stockholder's Equity

Sale of Common Stock as Stock Subscription Receivable

The Company was incorporated on January 5, 2010. Upon its formation, the Company issued 50,000 shares of its common stock to its initial shareholder at par value of $1.00 per share, or $50,000. The common stock was issued for a stock subscription receivable of $49,000 and the payment by the initial shareholder of the Company’s BVI incorporation filing fees of $1,000.

Payments Received from Stock Subscription Receivable

$2,000 and $3,500 of the stock subscription receivable was received on May 24, 2010 and June 2, 2010, respectively, by payment by the initial shareholder for the Company’s legal and audit fees. Since these payments were constructively received prior to the issuance of these financial statements, they were reflected as an asset on the balance sheet as of March 31, 2010.

$5,438 and $ 2,256 of the stock subscription receivable was received, constructively, by payment by the initial shareholder for the Company’s legal fees and edgarization services for the fiscal year ended March 31, 2011.

$2,500 of the stock subscription receivable was received on March 23, 2012 by payment by the current sole shareholder of the Company’s audit fees. Since these payments were constructively received prior to the issuance of these financial statements, they were reflected as an asset on the balance sheets as of March 31, 2011.

Note 5 – Related Party Transactions

Free Office Space

The Company has been provided office space by its Chief Executive Officer at no cost. The management determined that such cost is nominal and did not recognize the rent expense in its financial statements.

Note 6 – Income Tax Provision

BVI Income Tax

Under the current BVI tax law, the Company's income, if any, is not subject to taxation.

Note 7 – Subsequent Events

The Company has evaluated all events that occurred after the balance sheet date of March 31, 2011 through the date when the financial statements were issued to determine if they must be reported. The Management of the Company determined that there were no reportable subsequent events to be disclosed.

ITEM 9.   THE OFFER AND LISTING

NOT APPLICABLE

ITEM 10.   ADDITIONAL INFORMATION

A.   Share Capital

The Company is authorized to issue 50,000 ordinary shares, par value $1.00 per share. As of March 31, 2011, all 50,000 shares had been issued to and were owned by Peter Buhl Nielsen. 14,194 of the shares have been fully paid and $35,806 was owed for the remainder of the shares.

On May 18, 2011 Peter Buhl Nielsen transferred all 50,000 shares to Eternal City Investments Ltd. Eternal City Investments Ltd. paid $14,194 to Mr. Nielsen for the shares, and assumed his liability to Glorious Pioneer Investments for the unpaid portion of the subscription price.

When additional authorized shares are required for completion of an acquisition or any other purpose, Mr. Guo, in his role as sole director, will cause our memorandum and articles of association to be amended to authorize the necessary shares and any others that he may deem appropriate.

B.   Memorandum and Articles of Association

The information called for in Item 10(B) is incorporated by reference to Item 10(B) in the Registration Statement on Form 20-F (Amendment No. 1) filed on October 28, 2010.

C.   Material Contracts

None.

D.   Exchange Controls

There are no laws, decrees, regulations or other legislation of the BVI which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group, the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E.   Taxation

There is currently no relevant capital gains tax, inheritance tax or gift tax in the BVI, and there is no taxation of income in the BVI.

There are no withholding provisions regarding taxes except in relation to the European Saving Directive (the “Directive”).  Withholding pursuant to the Directive, as implemented in the British Virgin Islands pursuant to The Mutual Legal Assistance in Tax Matters, Amendment Act (the “Act”) would only arise in relation to payments made to an individual resident in the European Union and if such payments were deemed interest under the Act.

F.   Dividends and Paying Agents

NOT APPLICABLE

G.   Statements by Experts

NOT APPLICABLE

H.   Documents on Display

The Company’s Memorandum of Association and Articles of Association are the only documents referred to in this Annual Report. They have been filed as exhibits to the Company’s Registration Statement on Form 20-F.

I.   Subsidiary Information

NOT APPLICABLE

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.   Quantitative Information about Market Risk

NOT APPLICABLE

B.   Qualitative Information about Market Risk

NOT APPLICABLE

C.   Interim Periods

NOT APPLICABLE

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt Securities

NOT APPLICABLE

B.  Warrants and Rights

NOT APPLICABLE

C.   Other Securities

NOT APPLICABLE

D.   American Depository Shares

None.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

NONE

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NONE

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934) as of March 31, 2011. That evaluation revealed the weaknesses in disclosure controls and procedures described below Management’s Report on Internal Control over Financial Reporting. Because of those weaknesses, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s system of disclosure controls and procedures was not effective as of March 31, 2011for the purposes described in Rule 13a-15(e).

Changes in Internal Controls. There was no change in internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934) identified in connection with the evaluation described in the preceding paragraph that occurred during the year ended March 31, 2011 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. We have assessed the effectiveness of those internal controls as of March 31, 2011, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework as a basis for our assessment.

A material weakness in internal controls is a deficiency in internal control, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In the course of making our assessment of the effectiveness of internal controls over financial reporting, we identified three material weaknesses in our internal control over financial reporting. These material weaknesses consisted of:

a.           Inadequate staffing and supervision within the bookkeeping operations of our company. There is only one individual who is responsible for bookkeeping functions. This prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews.

b.          Lack of independent control over related party transactions. Wei Guo is the sole director and sole officer of Glorious Pioneer Investments Ltd. From time to time Mr. Guo will make loans or capital contributions to finance the operations of the Company. The absence of other directors or officers to review these transactions is a weakness because it could lead to improper classification of such related party transactions.

Management does not believe that the current level of the Company’s operations warrants a remediation of the weaknesses identified in this assessment. However, because of the above condition, management’s assessment is that the Company’s internal controls over financial reporting were not effective as of March 31, 2011.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert, due to the fact that there is only one member of management.

ITEM 16B.   CODE OF ETHICS

The Company has not adopted a code of ethics applicable to members of management, due to the fact that there is only one member of management.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Li & Company, PC billed $2,500 in connection with the audit and reviews of the Company’s financial statements for the year ended March 31, 2011. Li & Company, PC billed $3,500 in connection with the audit and reviews of the Company’s financial statements for the period ended March 31, 2010. Also included are those services normally provided by the accountant in connection with the Company’s statutory and regulatory filings.

Audit-Related Fees

Li & Company, PC did not bill the Company for any Audit-Related fees in fiscal 2011 or in fiscal 2010.

Tax Fees

Li & Company, PC did not bill the Company in fiscal 2011 or fiscal 2010 for professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees

Li & Company, PC did not bill the Company for any other fees in fiscal 2011 or fiscal 2010.

It is the policy of the Company that all services, other than audit, review or attest services, must be pre-approved by the Board of Directors.

Subcontracted Services

All work on Li & Company, PC’s engagement to audit the Company’s financial statements for the year ended March 31, 2011 was performed by full-time permanent employees of Li & Company, PC.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NOT APPLICABLE

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES

NONE

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

NONE

ITEM 16G.   CORPORATE GOVERNANCE

NOT APPLICABLE

ITEM 16H.   MINE SAFETY DISCLOSURE

NOT APPLICABLE

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with Accounting Principles Generally Accepted in the United States (U.S. GAAP). The financial statements as required under Item 17 are found immediately following Item 8 of this annual report. The audit report of Li & Company, PC is included herein immediately preceding the financial statements.

ITEM 18.   FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association*

1.2	Articles of Association*

13.1	Rule 13a-14(a) Certification

13.2	Rule 13a-14(b) Certification

* Filed as an exhibit to the Company’s Registration Statement on Form 20-F on August 30, 2010, and incorporated herein by reference.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLORIOUS PIONEER INVESTMENTS LTD.
Date: March 30, 2012	/s/ Wei Guo
By: Wei Guo
Title: Chief Executive and Financial Officer

