Form 20-F
period 2012-03-31
Glorious Pioneer Investments Ltd.
filed 2012-10-05
CIK 1493570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

	For the Fiscal Year Ended March 31, 2012	For the Fiscal Year Ended March 31, 2011
Net sales/operating revenues	$0	$0
Net loss from operations	(8,651)	(13,194)
Net loss from operations per share	(0.17)	(0.26)
Total assets - end of period	$2,500	$2,500
Net working capital - end of period	$437	$2,500

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

In their report on our financial statements as of March 31, 2012, our independent certified public accountant has stated that the fact that the Company is a development stage company with no source of financing raises substantial doubt as to our ability to continue as a going concern. A “going concern” opinion is an indication that the auditor’s review of the company’s resources and business activities raised doubt as to whether the company will be able to realize its assets and discharge its liabilities in the ordinary course of business. The risk of investing in a company whose financial statements carry a going concern opinion is that you are likely to lose all of your investment if the company fails to continue as a going concern. In the case of Glorious Pioneer Investments, the fact that we have no assets and no business operations means that we will continue as a going concern only if our controlling shareholder provides the funds necessary to pay our maintenance expenses, such as legal, accounting and other ongoing costs. Until we acquire an operating business, if our controlling shareholder fails to pay those expenses, our business will fail.

Wei Guo, our President, sole director and sole shareholder, will have conflicts of interest that may interfere with his ability to secure the best available business opportunity on the best possible terms for the Company.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. Wei Guo, our president, director and sole shareholder, currently serves as sole owner, officer and director of two other blank check companies that have registered with the Securities and Exchange Commission: Jet Cheer Investments Ltd. and Beyond Golden Holdings Limited. Jet Cheer Investments Ltd. filed a registration statement with the SEC that became effective on August 21, 2010; Beyond Golden Holdings Limited filed a registration statement with the SEC that became effective on April 11, 2011. None of these companies is currently party to an acquisition agreement or currently negotiating such an agreement. Mr. Guo has previously registered other blank check companies that have subsequently completed acquisition transactions: Ultra Glory International Ltd., whose registration statement became effective on May 22, 2010 and which is now known as Ossen Innovation Co., Ltd. after acquiring Ossen Innovation Materials Co., Ltd. on July 7, 2010, Super Champ Group Limited, whose registration statement became effective on June 11, 2010 and which is now known as CC Jewelry Co., Ltd. after acquiring Square C on September 10, 2010, and Rich Mountain Enterprises Limited, whose registration statement became effective on June 11, 2010 and which is now known as Sino Oil & Gas Pipe Holdings, Ltd. after acquiring Rise King on July 30, 2011. Mr. Guo may develop and register other blank check companies in the future. When a business opportunity presents itself, therefore, Mr. Guo will have to direct that opportunity to one among the several blank check companies with which he is involved. His choice among the blank check companies will involve consideration of the availability of funds, the age of the blank check companies, the regulatory status of the blank check companies, and similar factors. As to those factors, however, there may be no material distinction among the companies, in which event, Mr. Guo’s decision will be arbitrary, In any case, Mr. Guo’s choice among the blank check companies will necessarily involve a conflict of interest, and Mr. Guo’s decision may not be in the best interest of Glorious Pioneer Investments.

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

We will also incur administrative expenses (including expenses attendant to our SEC reporting obligations) during the period that we remain a shell company. As of March 31, 2012 we had no cash resources and we have not acquired any since that date. Accordingly, we will require additional funds to pay our ongoing expenses. We expect our sole shareholder, Wei Guo, to provide the necessary funds. Should he fail to do so, however, we will be unable to pay our administrative expenses, which may prevent us from completing an acquisition and may cause us to default in our SEC reporting obligations.

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

The Rules of the Securities and Exchange Commission classify as a “penny stock” any security that does not trade on a national securities exchange (e.g. NYSE, NYSE Amex, NASDAQ, etc., but not including the OTC Bulletin Board, OTCQB or the OTC Pink) if the market price of the security is less than $5.00 per share. SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. For this reason and because penny stocks are generally considered to be more risky than non-penny stocks, many brokers will not recommend the purchase of penny stock by their customers.

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

Following a business combination and the completion of a registered offering of our ordinary shares, we may seek the listing of our ordinary shares on NASDAQ or the NYSE Amex. However, following those transactions, we may not be able to meet the initial listing standards of either of those or any other stock exchange. If our ordinary shares did not qualify for listing on the NASDAQ or another stock exchange, we will apply to list our ordinary shares on the OTC Bulletin Board, OTCQB or on the OTC Pink. Because many brokers will not recommend to their customers securities listed on the OTC Bulletin Board, OTCQB or OTC Pink, our shareholders may find it more difficult to dispose of shares if the shares are so listed.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

NOT APPLICABLE

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

In their report on our financial statements as of March 31, 2012, our independent certified public accountant has stated that the fact the Company is a development stage company with no source of financing raises substantial doubt as to our ability to continue as a going concern. A “going concern” opinion is an indication that the auditor’s review of the company’s resources and business activities raised doubt as to whether the company will be able to realize its assets and discharge its liabilities in the ordinary course of business. The risk of investing in a company whose financial statements carry a going concern opinion is that you are likely to lose all of your investment if the company fails to continue as a going concern. In the case of Glorious Pioneer Investments, the fact that we have no assets and no business operations means that we will continue as a going concern only if our controlling shareholder provides the funds necessary to pay our maintenance expenses, such as legal, accounting and other ongoing costs. Until we acquire an operating business, if Wei Guo, our controlling shareholder, fails to pay those expenses, our business will fail.

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

B. Liquidity and Capital Resources

The Company’s only internal and external sources of liquidity will be stock subscription receivables from our sole shareholder. The Company intends to obtain any additional working capital needed by requesting it from our sole shareholder. During the year ended March 31, 2012, the Company incurred $8,651 in expenses. As March 31, 2012 it had $2,500 in working capital, consisting of a payment in that amount on account of the subscription receivable made after March 31, 2012. As additional expenses are incurred, the Company shall obtain the necessary funds from its sole shareholder.

Operating expenses for periods subsequent to formation are estimated to be $10,000 or less per annum and will be funded by advances from our sole shareholder in the form of additional paid-in-capital. We do not expect to have any significant cash balances.

C. Research and Development, Patents and Licenses, etc.

NOT APPLICABLE

D. Trend Information

NOT APPLICABLE

E. Off-balance Sheet Arrangements

The Company presently has no off balance sheet commitments.

F. Tabular Disclosure of Contractual Obligations

Payments due by Period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	>5 years
Long-Term Debt Obligations	None.
Capital (Finance) Lease Obligations	None.
Operating Lease Obligations	None.
Purchase Obligations	None.
Other Long-Term Liabilities	None.
TOTAL	$-0-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our sole officer and sole director is as follows:

Name	Age	Position
Wei Guo	53	President and Director

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

Within the past three years, Wei Guo was also affiliated with the following companies, each of which was a blank check company until it completed an acquisition of an operating company:

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Name and Address	Number of Ordinary shares	Percent of Ordinary shares
Eternal City Investments Ltd.(1)	50,000	100%
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

(1)	Wei Guo, who is the sole officer and sole director of Glorious Pioneer Investments Ltd., is the sole shareholder, sole officer and sole director of Eternal City Investments Ltd., and has exclusive control over voting and disposition of the shares owned by Eternal City Investments Ltd.

B. Related Party Transactions

In January 2010, we issued 50,000 ordinary shares to Peter Buhl Nielsen, who was our initial shareholder. At that time, Mr. Nielsen made an oral commitment to pay $50,000 and made a stock subscription receivables payment for $1,000. After that date, Mr. Nielsen paid an additional $13,194 on account of his stock subscription. On May 18, 2011 Mr. Nielsen transferred the 50,000 ordinary shares to Eternal City Investments Ltd., which is owned by Wei Guo, the sole officer and director of Glorious Pioneer Investments, and Eternal City Investments Ltd. assumed Mr. Nielsen’s financial obligation to the Company. Since that transfer occurred, Eternal City Investments, Ltd. has paid $9,088 on account of the stock subscription. There was no written agreement between Mr. Nielsen and the Company regarding the unpaid portion of his $50,000 commitment, and there is no such agreement between Eternal City Investments Ltd. and the Company. However, because the par value of the shares issued to Mr. Nielsen is $50,000, the Company and, under certain circumstances, the creditors of the Company could take legal action to enforce Eternal City Investments Ltd.’s commitment to pay the full amount.

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

March 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Hong Kong, China

We have audited the accompanying balance sheets of Glorious Pioneer Investments Ltd., a development stage company, (the “Company”) as of March 31, 2012 and 2011 and the related statements of operations, stockholder’s equity and cash flows for the fiscal years then ended, for the period from January 5, 2010 (inception) through March 31, 2010 and for the period from January 5, 2010 (inception) through March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2012 and 2011 and the results of its operations and its cash flows for the fiscal years then ended, for the period from January 5, 2010 (inception) through March 31, 2010 and for the period from January 5, 2010 (inception) through March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

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

/s/Li & Company, PC
Li & Company, PC

Skillman, New Jersey

September 28, 2012

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Balance Sheets

	March 31, 2012	March 31, 2011

ASSETS
CURRENT ASSETS:
Cash	$-	$-
Stock subscription receivable	2,500	2,500

Total Current Assets	2,500	2,500

Total Assets	$2,500	$2,500

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Accrued expenses	$2,063	$-

Total Current Liabilities	2,063	-

STOCKHOLDER'S EQUITY:
Common stock at $1.00 par value: 50,000 shares authorized, 50,000 shares issued and outstanding	50,000	50,000
Stock subscription receivable	(26,718)	(33,306)
Deficit accumulated during the development stage	(22,845)	(14,194)

Total Stockholder's Equity	437	2,500

Total Liabilities and Stockholder's Equity	$2,500	$2,500

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Statements of Operations

			For the Period from	For the Period from
	For the Fiscal year	For the Fiscal year	January 5, 2010	January 5, 2010
	Ended	Ended	(inception) through	(inception) through
	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2012

OPERATING EXPENSES:
Professional fees	$8,651	$13,194	$-	$21,845
General and administrative expenses	-	-	1,000	1,000

Total operating expenses	8,651	13,194	1,000	22,845

LOSS BEFORE TAXES	(8,651)	(13,194)	(1,000)	(22,845)

INCOME TAXES	-	-	-	-

NET LOSS	$(8,651)	$(13,194)	$(1,000)	$(22,845)

NET LOSS PER COMMON SHARE
- BASIC AND DILUTED:	$(0.17)	$(0.26)	$(0.02)

Weighted common shares outstanding
- basic and diluted	50,000	50,000	50,000

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Statement of Stockholder's Equity

For the Period from January 5, 2010 (Inception) through March 31, 2012

				Deficit
	Common Stock, $1.00 Par Value		Stock	Accumulated	Total
	Number of		Subscription	during the	Stockholder's
	Shares	Amount	Receivable	Development Stage	Equity

Balance, January 5, 2010 (Inception)	-	$-	$-	$-	$-

Issuance of common stock for stock subscription receivable at $1.00 per share	50,000	50,000	(43,500)		6,500

Net loss				(1,000)	(1,000)

Balance, March 31, 2010	50,000	50,000	(43,500)	(1,000)	5,500

Collection of stock subscription receivable			10,194		10,194

Net loss				(13,194)	(13,194)

Balance, March 31, 2011	50,000	50,000	(33,306)	(14,194)	2,500

			6,588		6,588

Net loss				(8,651)	(8,651)

Balance, March 31, 2012	50,000	$50,000	$(26,718)	$(22,845)	$437

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

Statements of Cash Flows

			For the Period from	For the Period from
	For the Fiscal year	For the Fiscal year	January 5, 2010	January 5, 2010
	Ended	Ended	(inception) through	(inception) through
	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,651)	$(13,194)	$(1,000)	$(22,845)

Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities:
Accrued expenses	2,063	-	-	2,063

NET CASH USED IN OPERATING ACTIVITIES	(6,588)	(13,194)	(1,000)	(20,782)

CASH FLOWS FROM FINANCING ACTIVITIES:
Collection of stock subscription receivable	6,588	13,194	1,000	20,782

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,588	13,194	1,000	20,782

NET CHANGE IN CASH	-	-	-	-

Cash at beginning of period	-	-	-	-

Cash at end of period	$-	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$-	$-	$-	$-

Income tax paid	$-	$-	$-	$-

See accompanying notes to the financial statements.

Glorious Pioneer Investments Ltd.

(A Development Stage Company)

March 31, 2012 and 2011

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

The carrying amounts of the Company’s financial assets and liabilities, such as stock subscription receivable and accrued expenses, approximate their fair value because of the short maturity of these instruments.

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

It is not, however, practical to determine the fair value of advances from stockholders, if any, due to their related party nature.

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

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

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

Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the provisions of Section 740-10-25 for the fiscal year ended March 31, 2012 or 2011 or for the period from January 5, 2010 (Inception) through March 31, 2010.

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

There were no potentially outstanding dilutive shares for the fiscal year ended March 31, 2012 or 2011 or for the period from January 5, 2010 (Inception) through March 31, 2010.

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

Recently Issued Accounting Pronouncements

FASB Accounting Standards Update No. 2011-05

In June 2011, the FASB issued the FASB Accounting Standards Update No. 2011-05 “Comprehensive Income” (“ASU 2011-05”), which was the result of a joint project with the IASB and amends the guidance in ASC 220, Comprehensive Income, by eliminating the option to present components of other comprehensive income (OCI) in the statement of stockholders’ equity. Instead, the new guidance now gives entities the option to present all non-owner changes in stockholders’ equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the amendments require entities to present all reclassification adjustments from OCI to net income on the face of the statement of comprehensive income.

The amendments in this Update should be applied retrospectively and are effective for public entity for fiscal years, and interim periods within those years, beginning after December 15, 2011.

FASB Accounting Standards Update No. 2011-08

In September 2011, the FASB issued the FASB Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other: Testing Goodwill for Impairment” (“ASU 2011-08”). This Update is to simplify how public and nonpublic entities test goodwill for impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount.

The guidance is effective for interim and annual periods beginning on or after December 15, 2011. Early adoption is permitted.

FASB Accounting Standards Update No. 2011-10

In December 2011, the FASB issued the FASB Accounting Standards Update No. 2011-10 “Property, Plant and Equipment: Derecognition of in Substance Real Estate-a Scope Clarification” (“ASU 2011-09”). This Update is to resolve the diversity in practice as to how financial statements have been reflecting circumstances when parent company reporting entities cease to have controlling financial interests in subsidiaries that are in substance real estate, where the situation arises as a result of default on nonrecourse debt of the subsidiaries.

The amended guidance is effective for annual reporting periods ending after June 15, 2012 for public entities. Early adoption is permitted.

FASB Accounting Standards Update No. 2011-11

In December 2011, the FASB issued the FASB Accounting Standards Update No. 2011-11 “Balance Sheet: Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). This Update requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS.

The amended guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

FASB Accounting Standards Update No. 2011-12

In December 2011, the FASB issued the FASB Accounting Standards Update No. 2011-12 “Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). This Update is a deferral of the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05. FASB is to going to reassess the costs and benefits of those provisions in ASU 2011-05 related to reclassifications out of accumulated other comprehensive income. Due to the time required to properly make such a reassessment and to evaluate alternative presentation formats, the FASB decided that it is necessary to reinstate the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of Update 2011-05.

All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Other Recently Issued, but not yet Effective Accounting Pronouncements

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

As reflected in the accompanying financial statements, the Company had a deficit accumulated during the development stage at March 31, 2012, and had a net loss and net cash used in operating activities for the fiscal year then ended, respectively, with no revenues earned since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

$3,556 and $ 532 of the stock subscription receivable was received, constructively, by payment by the initial shareholder for the Company’s legal fees and edgarization services for the fiscal year ended March 31, 2012.

$2,500 of the stock subscription receivable was received on March 23, 2012 by payment by the current sole shareholder of the Company’s audit fees. Since these payments were constructively received prior to the issuance of these financial statements, they were reflected as an asset on the balance sheets as of March 31, 2012.

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

Note 7 – Subsequent Events

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued to determine if they must be reported. The Management of the Company determined that there were no reportable subsequent events to be disclosed.

ITEM 9. THE OFFER AND LISTING

NOT APPLICABLE

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue 50,000 ordinary shares, par value $1.00 per share. As of March 31, 2011, all 50,000 shares had been issued to and were owned by Peter Buhl Nielsen. 14,194 of the shares have been fully paid and $35,806 was owed for the remainder of the shares.

On May 18, 2011 Peter Buhl Nielsen transferred all 50,000 shares to Eternal City Investments Ltd. Eternal City Investments Ltd. paid $14,194 to Mr. Nielsen for the shares, and assumed his liability to Glorious Pioneer Investments for the unpaid portion of the subscription price. Subsequently, Eternal City Investments Ltd. has paid $9,088 on account of the share subscription.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

NONE

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NONE

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934) as of March 31, 2012. That evaluation revealed the weaknesses in disclosure controls and procedures described below Management’s Report on Internal Control over Financial Reporting. Because of those weaknesses, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s system of disclosure controls and procedures was not effective as of March 31, 2012for the purposes described in Rule 13a-15(e).

Changes in Internal Controls. There was no change in internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934) identified in connection with the evaluation described in the preceding paragraph that occurred during the year ended March 31, 2012 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. We have assessed the effectiveness of those internal controls as of March 31, 2012, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework as a basis for our assessment.

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

Management does not believe that the current level of the Company’s operations warrants a remediation of the weaknesses identified in this assessment. However, because of the above condition, management’s assessment is that the Company’s internal controls over financial reporting were not effective as of March 31, 2012.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Li & Company, PC billed $2,500 in connection with the audit and reviews of the Company’s financial statements for the fiscal year ended March 31, 2012. Li & Company, PC billed $2,500 in connection with the audit and reviews of the Company’s financial statements for the fiscal year ended March 31, 2011. Also included are those services normally provided by the accountant in connection with the Company’s statutory and regulatory filings.

Audit-Related Fees

Li & Company, PC did not bill the Company for any Audit-Related fees in fiscal 2012 or in fiscal 2011.

Tax Fees

Li & Company, PC did not bill the Company in fiscal 2012 or fiscal 2011 for professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees

Li & Company, PC did not bill the Company for any other fees in fiscal 2012 or fiscal 2011.

It is the policy of the Company that all services, other than audit, review or attest services, must be pre-approved by the Board of Directors.

Subcontracted Services

All work on Li & Company, PC’s engagement to audit the Company’s financial statements for the fiscal year ended March 31, 2012 was performed by full-time permanent employees of Li & Company, PC.

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

GLORIOUS PIONEER INVESTMENTS LTD.
Date: September 28, 2012	/s/ Wei Guo
By: Wei Guo
Title: Chief Executive and Financial Officer

