Form 20-F
period 2012-12-28
Easy Health Technologies Ltd.
filed 2013-01-16
CIK 1493570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

FORM 20-F

_____________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________

OR☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 28, 2012

Commission file number: 000-54022

EASY HEALTH TECHNOLOGIES LTD.
(Exact name of Registrant as Specified in its Charter)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

No. 16, 219th Street, Tiedong District

Anshan, Liaoning Province 200120

People’s Republic of China
(Address of principal executive offices)

Wei Dong

No. 16, 219th Street, Tiedong District

Anshan, Liaoning Province 200120

People’s Republic of China
86-412-223-8188

easyhealth2012@163.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value $.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 28, 2012 was 20,000,000 ordinary shares par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Large accelerated filer ☐       Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EASY HEALTH TECHNOLOGIES LTD.
(formerly Glorious Pioneer Investments, Ltd.)
FORM 20-F SHELL COMPANY REPORT

CERTAIN INFORMATION

In this shell company report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Easy Health” refer to Easy Health Technologies Ltd., formerly known as Glorious Pioneer Investments Ltd., a company organized in the British Virgin Islands, and its subsidiaries, subsequent to the reverse acquisition referred to below. The “reverse acquisition” refers to the share exchange between Easy Health and its sole shareholder and the shareholders of Oriental Honour International Group Limited, a Hong Kong company (“Oriental Honour”), which resulted in the acquisition of all of the outstanding securities of Oriental Honour by Easy Health, which was consummated on December 28, 2012.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the PRC, and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On July 31, 2012, the cash buying rate announced by the People’s Bank of China was RMB 6.33 to $1.00. On January 4, 2013, the cash buying rate announced by the People’s Bank of China was RMB 6.23 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in this report.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

1.A. Directors and Senior Management

The following table lists the members of the Company’s board of directors:

Name	Age	Position(s)
Wei Dong	48	Chairman of the Board
Song Gu	30	Director

The business address for each of our directors is: c/o Anshan Easy Health Technology Development Co,. Ltd., 16 219 Street, Anshan City, Liaoning, 114002, People’s Republic of China.

The following table lists the senior management of the Company:

Name	Age	Position(s)
Wei Dong	48	Chairman of the Board
Song Gu	30	Vice General Manager

The business address for each of the members of senior management is: c/o Anshan Easy Health Technology Development Co,. Ltd., 16 219 Street, Anshan City, Liaoning, 114002, People’s Republic of China.

See Item 6.A. – Directors and Senior Management below for more information about our directors and executive officers.

1.B. Advisors

The Company’s legal advisor in the United States is Robert Brantl, Esq., 52 Mulligan Lane, Irvington, NY 10533-1106.

1.C. Auditors

The Company’s auditors are: Goldman Kurland and Mohidin, LLP, 16133 Ventura Blvd., Suite 880, Encino, CA 91436. See Item 16.F – Change in Registrant’s Certifying Accountant below for information about the change in our auditor following the reverse acquisition.

Goldman Kurland and Mohidin, LLP has confirmed it is independent with respect to the Company under the guidelines of the SEC and the Independence Standards Board.

ITEM 2.	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospects,” each of which is included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the period from August 1, 2011 (inception) to July 31, 2012 and the balance sheet data as of July 31, 2012 are derived from the audited consolidated financial statements of Oriental Honour International Group Limited included elsewhere in this report. Our historical results for any of these periods are not necessarily indicative of results to be expected in any future period.

Statement of Operations and Comprehensive Loss:

Period from August 1, 2011 (Inception) through July 31, 2012
Revenue	$0
Operating Expenses	7,817
Loss from Operations	(7,817)
Net Loss	(7,925)
Net Comprehensive Loss	(8,233)

Balance Sheet:

As at July 31, 2012
Cash	$1,701,659
Total Current Assets	1,848,121
Total Assets	1,854,508
Total Liabilities	291,566
Total Shareholders’ Equity	1,562,942

Dividends Declared:

The Company has never declared a dividend payable to shareholders.

3.A.3. Exchange Rates

Not Applicable.

3.B. Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of July 31, 2012. This information should be read in conjunction with our consolidated financial statements and the notes relating to such statements appearing elsewhere in this report.

As at July 31, 2012
Indebtedness	$98,698
Total Shareholders’ Equity	1,562,942

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

You should carefully consider the risks described below in evaluating our business before investing in our ordinary shares. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our ordinary shares. You should also refer to the other information set forth in this report, including our consolidated financial statements and the related notes and the section captioned “Operating and Financial Review and Prospects” before deciding whether to invest in our ordinary shares.

Risks Related to Our Business

Our business and operations are newly established. Unless we manage our growth effectively, our business will fail.

Anshan Easy Health was incorporated in March 2012.  The two members of our management had prior experience in the health care industry. But the extrapolation of that experience into a marketing business on the magnitude contemplated by Anshan Easy Health will place significant demands on our management, and on our operational and financial infrastructure. If we do not effectively manage our operations, the quality of our marketing program will suffer, which would negatively affect our operating results. The complexity of this undertaking means that we are likely to face many challenges, some of which are not yet foreseeable. Problems may occur with our technology development, our development of a marketing network, and with our ability to sell our services to our customers. If we are not able to overcome these obstacles and operate efficiently, our business plan may fall short of its goals, and our ability to manage our growth could be hurt.

Our ability to maintain or increase our revenue could be harmed if we are unable to sign more Regional Agent Agreements.

Our business plan contemplates that we will engage regional sales agents as the sole conduit for distribution of our services. To date, we have engaged five regional agents, whose exclusive regions represent only a very small portion of China. The success of our business plan requires that we find a large number of other entities that are willing to devote a large portion of their business attention to the distribution of our diagnostic services and whose personnel have the skill and experience necessary to be successful in effecting that distribution. If we are unable to engage a sufficient number of such agents, our business plan will fail.

We may have difficulty defending our intellectual property rights from infringement, which may undermine our competitive position.

Our ability to compete effectively with the hospital industry and other entities providing medical diagnostic services will depend on our ability to distinguish our services from those of our competitors.  The primary distinction on which we intend to rely will be the quality of our diagnoses, particularly relative to the cost. To preserve that claim, it is essential that we preserve the confidentiality of our software design and database. We will rely on trade secret laws and restrictions on disclosure to protect our intellectual property rights. Unauthorized use of our database could damage our ability to compete effectively.

If litigation becomes necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others, such litigation may be costly and may divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and could harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in litigation it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Competition in the health service industry could cause us to lose market share, thereby materially and adversely affecting our business, results of operations and financial condition.

To develop a market for our diagnostic services, we will have to persuade potential clients to prefer our diagnostic services over those offered by more traditional health care providers, such as hospitals. Since we have only this year initiated our marketing operations, we do not have adequate experience to determine whether we will be successful in competing with the medical industry.

In addition, our success, if it occurs, is likely to draw other diagnostic services into the market. Because our technology does not involve any patent and because the cost of our equipment is low, there are relatively low barriers to entry into the medical diagnostic field. A well-financed effort by a competitor to capture market share could have a seriously adverse affect on our business, results of operations and financial condition.

Our success depends in large part upon our senior management and key personnel and our inability to attract or retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management, including our Chairman of the Board, Wei Dong and our Vice General Manager, Song Gu. Our future performance will be dependent upon the continued service of members of our senior management. Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

Product liability claims could materially impact operating results and profitability.

Like any medical diagnostic device, our diagnostic equipment is not completely accurate. Our diagnoses include some false positives and, more significantly, can at times fail to detect and identify a disease or other medical condition. The result of our failure to provide a client an accurate diagnosis could be that the patient incurs unnecessary medical expenses. But it could also be that the patient suffers from a disease or other condition that could have been avoided had the diagnosis been accurate. If a client suffers such a result, she or he may initiate legal action against us.  Existing laws and regulations in China do not require us to maintain third party liability insurance to cover product liability claims.  However, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our services, costly litigation, loss of revenue, and our inability to expand our operations to a profitable level.

The staff of our accounting department lack training and experience in U.S. Generally Accepted Accounting Principles “U.S. GAAP”), which may result in accounting errors in the financial statements that we file with the Securities and Exchange Commission.

Our executive offices are located in Anshan in the PRC. Our entire bookkeeping and accounting staff is located there. Our books and records are maintained in Chinese, using Chinese accounting principles. Chinese accounting principles vary in many important respects from U.S. accounting principles. To file our Company’s financial statements with the Securities and Exchange Commission, our accounting staff must convert the financial statements from Chinese GAAP to U.S. GAAP. However, none of the members of our accounting staff has extensive experience or training in the preparation of financial statements under U.S. GAAP. Neither do we have any employee who has previous experience in accounting for a U.S. public company. This situation creates a risk that the financial statements we file with the SEC will fail to present our financial condition and/or results of operations as required by SEC rules and the principles of accounting generally applied in the United States.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect the rules and regulations to which public companies are subject, including Sarbanes-Oxley, to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements.

Risks Related to the VIE Agreements

The PRC government may determine that our corporate structure is not in compliance with applicable PRC laws, rules and regulations.

Our wholly owned subsidiary, Jinwo Shanghai, manages and operates our business through Anshan Easy Health, a PRC company owned by Ms. Lingxiang Zhang and Mr. Song Gu. Jinwo Shanghai operates Anshan Easy Health’ business pursuant to contractual arrangements with Anshan Easy Health and Ms. Zhang and Mr.Gu, which arrangements we refer to throughout this report as the VIE Agreements. Almost all economic benefits and risks arising from Anshan Easy Health’ operations have been transferred to Jinwo Shanghai under these agreements. Details of the VIE Agreements are set out below in Item 4A – “History and Development of the Company – Our Subsidiaries - VIE Agreements.”

There are risks involved in the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable. If the VIE Agreements were determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;

•	discontinuing or restricting the operations of Jinwo Shanghai or Anshan Easy Health;

•	imposing conditions or requirements in respect of the VIE Agreements with which Jinwo Shanghai may not be able to comply;

•	requiring our company to restructure the relevant ownership structure or operations;

•	taking other regulatory or enforcement actions that could adversely affect our company’s business; and

•	revoking the business licenses and/or the licenses or certificates of Jinwo Shanghai or Anshan Easy Health, and voiding the VIE Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of Anshan Easy Health, which would have a material adverse impact on our business, financial condition and results of operations.

If we were unable to enforce the terms of the entrusted management agreements between Jinwo Shanghai and Anshan Easy Health, we would have no business operations.

All of our business activities are carried out by Anshan Easy Health. Substantially all of the assets shown on our balance sheet are owned by Anshan Easy Health. However, Easy Health Technologies Ltd., the public company owned by our shareholders, does not own any equity in Anshan Easy Health. Instead, we consolidate the assets and results of operations of Anshan Easy Health with the financial statements of Easy Health Technologies Ltd. by reason of a set of five contracts. Those contracts transfer 100% of the benefits of and responsibilities for the operations of Anshan Easy Health to a wholly-owned subsidiary of Easy Health Technologies. As a result, under U.S. GAAP, Anshan Easy Health is deemed to be a variable interest entity with respect to that subsidiary, and so is a consolidated entity within the Company. Our entitlement to those benefits, however, depends on our ability to enforce the agreements between our subsidiary, Jinwo Shanghai, and Anshan Easy Health. If a dispute arose between those entities that could not be resolved amicably, we would have to resort to a court or arbitration tribunal in the PRC to secure our rights with respect to Anshan Easy Health. We are not aware, however, of a body of reported decisions regarding the enforceability of agreements of this sort under the laws of the PRC. It is possible, therefore, that the Chinese tribunal would decide that the agreements were not enforceable, either as a matter of national policy or for some other reason. If that were to occur, Easy Health Technologies Ltd. would have no business operations or assets, and its outstanding common stock would be essentially worthless.

The shareholders of Anshan Easy Health may breach, or cause Anshan Easy Health to breach, the VIE Agreements.

Lingxiang Zhang, the primary shareholder of Anshan Easy Health, may breach, or cause Anshan Easy Health to breach, the VIE Agreements because her equity interests in Anshan Easy Health is much greater than her equity interests in our company. As a result, Ms. Zhang may breach a contract with us if she believes that such breach will lead to greater economic benefit for her. If the shareholders of Anshan Easy Health were to breach, or cause Anshan Easy Health to breach, the VIE Agreements for this reason or any other reason, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance, injunctive relief or claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We generate our revenues through payments that we receive from Anshan Easy Health pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability.

Risks Related to Doing Business in China

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have a negative effect are:

•	level of government involvement in the economy;
•	control of foreign exchange;
•	methods of allocating resources;
•	balance of payments position;
•	international trade restrictions; and
•	international conflict.

The Chinese economy differs from the economies of most countries in Europe and the Americas in a number of ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of European or American countries.

Increased government regulation of our marketing operations could diminish our profits.

At present, there is no significant government regulation of the business of providing electromagnetic medical diagnosis.  Other developed countries, in particular members of the European Community, have far more extensive regulation of the commercial use of medical devices, including strict limitations on the health-related claims that can be made without scientifically-tested evidence.  It is not unlikely, therefore, that China will increase its regulation of our activities in the future.  To the extent that new regulations required us to conduct scientific tests of the efficacy of our TDS device, the expense of such testing would reduce our profitability.  In addition, to the extent that the accuracy of the TDS in diagnosis could not be fully supported by scientific evidence, our sales might be reduced.

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by, or registered with, the PRC State Administration of Foreign Exchange, or SAFE. Further, capital contribution by an offshore shareholder to its PRC subsidiaries may require approval by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we will be able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may be used only for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Compliance with Circular 142 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. All of our revenues are denominated in Renminbi. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2010, the Chinese government announced its intention to allow the Renminbi to fluctuate within the June 2005 parameters. There remains international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a New Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of China with de facto management bodies within China is considered a resident enterprise, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities.

Although all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempt income, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

Restrictions under PRC law on Jinwo Shanghai’s ability to pay dividends and make other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

PRC regulations restrict the ability of PRC subsidiaries to pay dividends and make other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can be used only for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of Jinwo Shanghai to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

If the China Securities Regulatory Commission, or CSRC, or another Chinese regulatory agency, determines that CSRC approval is required in connection with our reverse acquisition or our contractual arrangement with Jinwo Shanghai and its shareholders, we may become subject to penalties.

On August 8, 2006, six Chinese regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the M&A Regulation, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. This regulation, among other things, has provisions that require offshore special purpose vehicles formed for the purpose of acquiring Chinese domestic companies and directly or indirectly established or controlled by Chinese entities or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. It is not clear how the provisions in the regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe, based on the interpretation of the regulation and the practice experience of our Chinese legal counsel that CSRC approval is not required for the reverse acquisition between Oriental Honour and Jinwo Shanghai or our contractual arrangement with Jinwo Shanghai and its shareholders. There remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval is required for this reverse acquisition or our contractual arrangement with Jinwo Shanghai and its shareholders, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary or affiliate, limit our PRC subsidiary’s and affiliate’s ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; covering the use of existing offshore entities for offshore financings; (3) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (4) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We have advised our shareholders who are PRC residents, as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiary and affiliate. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiary’s and affiliate’s ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s and affiliate’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue our business operations.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to access our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

Risks Related to Our Ordinary Shares.

We may not be able to pay any dividends on our ordinary shares.

Under British Virgin Islands law, we may pay dividends if we are able to satisfy the solvency test laid out in the BVI Business Companies Act, 2004, or the BVI Act, which provides that directors must declare that immediately following the payment of a dividend or distribution the Company would be solvent on both a cash flow and balance sheet basis. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future.

There is no public market for our ordinary shares, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

There is no public market for our ordinary shares. If an active trading market for our ordinary shares does not develop, the market price and liquidity of our ordinary shares will be materially and adversely affected and you may not be able to resell our ordinary shares at or above the price you paid, or at all. An active trading market for our ordinary shares may not develop in a timely manner or at all.

ITEM 4.         INFORMATION ON THE COMPANY

4A.	History and Development of the Company

We are a limited liability company organized on January 5, 2010 under the BVI Business Companies Act, 2004 of the British Virgin Islands. We were organized under the name Glorious Pioneer Investments Ltd., as a blank check company for the purpose of acquiring, through a share exchange, asset acquisition or other similar reverse acquisition, an operating business. On December 28, 2012 we completed such an acquisition.

Reverse Acquisition

On November 1, 2012, Easy Health and its sole shareholder entered into a share exchange agreement with Oriental Honour and the shareholders of Oriental Honour. Pursuant to the share exchange agreement, on December 28, 2012 Easy Health acquired from the shareholders of Oriental Honour all of the issued and outstanding shares of Oriental Honour, in exchange for 15,000,000 newly issued ordinary shares issued by Easy Health to the shareholders of Oriental Honour. In addition, the sole shareholder of Easy Health sold all of the 5,000,000 ordinary shares of Easy Health that were issued and outstanding prior to the reverse acquisition, to the shareholders of Oriental Honour for $450,000 (which is equal to $0.09 per share) in cash. As a result, the individuals and entities that owned shares of Oriental Honour prior to the reverse acquisition acquired 100% of the equity of Easy Health, and Easy Health acquired 100% of the equity of Oriental Honour. Oriental Honour is now a wholly owned subsidiary of Easy Health. In anticipation of the reverse acquisition, Easy Health filed an amended charter, pursuant to which Easy Health changed its fiscal year end to July 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000. Upon the consummation of the reverse acquisition, we ceased to be a shell company.

Our Shareholders

The following individuals and entities were shareholders of Oriental Honour prior to the reverse acquisition:

	Shares of Easy Health Acquired	Percentage of Outstanding Shares	Affiliation, other than as Shareholder
Mark Time Development Limited(1)	8,344,000	41.7%	None
Mascot Fortune International Limited(2)	2,896,000	14.5%	See Note 2 below
Industrial Express Limited(2)	2,000,000	10.0%	See Note 2 below
Songlin Su	680,000	3.4%	None
Guangxing Gao	680,000	3.4%	None
Other Investors(3)	5,400,000	27.0%	None

(1)	Wu Sixiang has exclusive authority to vote and dispose of the shares held by Mark Time Development Limited.

(2)	Wu Liangbiao has exclusive authority to vote and dispose of the shares held by Mascot Fortune International Limited and the shares held by Industrial Express Limited. Lingxiang Zhang, the owner of 90% of the registered equity of Anshan Easy Health Technology Development Co., Ltd., is the niece of Wu Liangbiao.

(3)	The holders of the remaining 27% of our shares are seven investors, each owning less than 5% of our outstanding shares, who are residents of the PRC and are unaffiliated with us.

Our Subsidiaries

Hong Kong Company

Oriental Honour, our wholly owned subsidiary, was incorporated on July 28, 2011 under the laws of the Hong Kong. We acquired all of the capital stock of Oriental Honour pursuant to the reverse acquisition on December 28, 2012. As a result of the transaction, Oriental Honour is a wholly owned subsidiary of Easy Health. Oriental Honour owns the registered equity of Jinwo (Shanghai) Information Technology Co., Ltd. (“Jinwo Shanghai”).

PRC WFOE

Jinwo Shanghai was organized on May 10, 2012 in the PRC as a wholly foreign-owned entity. As described below, Jinwo Shanghai controls the operations of Anshan Easy Health, our PRC operating company, through a set of agreements known as the “VIE Agreements.”

PRC Operating Company

Anshan Easy Health is was organized in Liaoning Province, PRC on March 9, 2012. Ms. Lingxiang Zhang and Mr. Song Gu together own 100% of the registered equity of Anshan Easy Health, having contributed 1,000,000 RMB ($158,479) to the capital of Anshan Easy Health. Ms. Zhang owns 90% of Anshan Easy Health and Mr. Gu owns 10%. Anshan Easy Health carries on all of our business operations.

VIE Agreements

Ms. Lingxiang Zhang and Mr. Song Gu, along with Anshan Easy Health and Jinwo Shanghai, entered into a set of contracts on July 2, 2012 that provide Jinwo Shanghai with effective control over the operations of Anshan Easy Health and assign the economic benefits and responsibilities of Anshan Easy Health to Jinwo Shanghai in consideration for the services provided by Jinwo Shanghai.  Each of the agreements has a term of 30 years. However, we intend to continue this business arrangement upon the expiration of these contractual arrangements by renewing such agreements or entering into new, similar contractual arrangements, unless the then current PRC law allows us to directly operate Anshan Easy Health’s business in China.

Below is a summary of the five agreements that depict the VIE relationship of Anshan Easy Health with Jinwo Shanghai, with the result that their financial condition and results of operations will be consolidated on the financial statements of the Company.

Exclusive Business Cooperation Agreement.  Pursuant to the Exclusive Business Cooperation Agreement entered into on July 2, 2012 between Jinwo Shanghai and Anshan Easy Health, Jinwo Shanghai provides technical and consulting services related to the business operations of Anshan Easy Health, including management consultation, staff training, business support, financial consulting and related services. Among other things, Jinwo Shanghai has assumed responsibility for all management functions, all labor matters, all financial controls, all contract matters, and all financing matters. As consideration for such services, Anshan Easy Health agreed to pay an annual service fee to Jinwo Shanghai equal to 100% of its net income for such year.  The term of this agreement is 30 years from the date thereof. Anshan Easy Health may terminate the agreement upon Jinwo Shanghai’s gross negligence or commission of a fraudulent act against Anshan Easy Health.  Jinwo Shanghai may terminate the agreement at any time upon giving 30 days’ prior written notice to Anshan Easy Health.

Exclusive Option Agreement.    Jinwo Shanghai entered into an exclusive option agreement on July 2, 2012 with the shareholders of Anshan Easy Health, Messrs. Zhang and Gu, as well as Anshan Easy Health itself, pursuant to which Jinwo Shanghai has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in Anshan Easy Health owned by Ms. Zhang and Mr. Gu.  To the extent permitted by the PRC laws, the purchase price for the entire equity interest shall equal the actual capital contributions paid into the registered capital of Anshan Easy Health by each of the Anshan Easy Health shareholders. The exclusive option agreement has a 30 year term.

Share Pledge Agreement.    Pursuant to share pledge agreements dated July 2, 2012, each of Ms. Zhang and Mr. Gu pledged her/his equity interest in Anshan Easy Health to Jinwo Shanghai to secure Anshan Easy Health’s obligations under the exclusive business cooperation agreement described above. In addition, the shareholders of Anshan Easy Health agreed not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in Anshan Easy Health that would affect Jinwo Shanghai’s interests. The share pledge agreement will expire when Anshan Easy Healthfully performs its obligations under the exclusive business cooperation agreement. We are in the process of registering the share pledges with the local Administration of Industry and Commerce branch in the PRC.

Powers of Attorney.    Ms. Zhang and Mr. Gu each signed a power of attorney dated July 2, 2012 providing Jinwo Shanghai the power to act as her/his exclusive agent with respect to all matters related to his/her ownership of Anshan Easy Health, including the right to attend shareholders’ meetings of Anshan Easy Health and the right to exercise voting rights to which she/he is entitled under PRC law.

Organizational Structure Chart

The following chart reflects our organizational structure after the reverse acquisition between Oriental Honour and Easy Health:

Registered office - British Virgin Islands

The address of our registered office in the British Virgin Islands is: Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is (284) 494-4840.

4B. Business Overview

Overview

The individuals who organized our company have developed an electrical medical diagnostic device that will enable our customers to obtain low cost, rapid diagnosis of a wide array of adverse health conditions. The device incorporates knowledge from a number of disciplines: Chinese Meridian theory - the measurement of the flow of life energy (“qi”) - as well as 21st Century western medicine, advanced statistical analysis, and electronics. Nevertheless, the device is manufactured for us at a relatively low cost. The low cost of the device, combined with the availability of a portable data collector, provide us a vehicle for rapid distribution of our diagnostic services, for both home and office-based applications, throughout China.

Our business plan contemplates that our company will serve as a relatively small and flexible hub for the network of independent parties that will participate in the distribution of diagnostic services to our clientele. The primary spokes on the network will be:

•	Manufacturing. We have contracted with a well-established medical equipment manufacturer to produce the devices to our order.

•	Marketing. A network of exclusive regional agents will solicit clients for our diagnostic services and perform the diagnostic services utilizing our device.

•	Health Care Services. A major health care provider has contracted to provide post-diagnosis, health care consultation and medical services to our clientele, and to provide hospital services as needed.

This combination, in which we outsource all but the central management function, is intended to enable us to achieve wide penetration for our diagnostic services with only modest capital investment. We expect the initial capital contribution of $1.5 million to Anshan Easy Health will be adequate to finance our business operations at the initial stage.

The Tele Diagnostic System

The foundation for our business is a the TeleDiagnosis System (“TDS”), a non-invasive, electronic diagnostic device that can assess a wide range of human health conditions accurately within ten minutes. The technological foundation for the TDS is the theory of biomechanical impulses, first given practical application by Professor William Einthoven, who received the Nobel Prize for his development in 1903 of a practical device to diagnose cardiac issues by analyzing surface bio-electric impulses - i.e. the electrocardiograph. Currently western medical practitioners carry our electrical diagnosis of a range of maladies is carried out through a variety of devices, including ECG diagnosis, EEG diagnosis, EGG diagnosis, ERG diagnosis and so on.

Our device incorporates the principles underlying the electrocardiogram, but combines them with the Meridian theory that is at the root of much traditional Chinese medicine - the theory that life-energy nourishes the body’s organs by travelling through a network of meridians that connect organs and extremities. Combining the principles from these two traditions allows us to offer clients a broader array of targets for diagnosis than is the focus of either tradition individually.

The diagnostic test is performed by a technician trained by Anshan Easy Health to understand and operate the TDS. The places where the tests are performed must be quiet with no electromagnetic interference. The technician initially collects basic medical information from the client: gender, age, height, weight, blood pressure, the current state of health and disease, family history, lifestyle (diet, physical activity, smoking, alcohol consumption, etc.), and hematic laboratory tests (blood lipids, blood sugar, etc.). After the technician inputs the client’s information into the TDS, the acupoints of the examinees on which the tests will be conducted are wiped with a cotton ball with 0.9% sodium chloride. Moving from the client’s right side to the left side, the testing staff collects data on 24 bioelectrical collection points with a non-invasive probe. After the data input is complete, the testing staff logs onto a central database that provides an interpretive data report for the client. The entire process takes 3-5 minutes to complete.

Our proprietary software interprets the client’s data by comparison to data models. The Anshan Easy Health database system consists of three parts: the terminal testing equipment, the central database and the test report. The terminal testing equipment collects bioelectrical values at specific points on the client’s skin and transfers the values into digital signals in TDS measurement units. The signals are uploaded to the central database, where a large number of normal human bioelectrical data models and individual specific-state bioelectrical data models are stored. The models are updated continuously following the principles of evidence-based medicine, providing a frame of reference for detecting a variety of common diseases. When the data submitted by the terminal testing equipment achieves a certain degree of similarity with a pre-existing data model, the system will analyze the disease status, make a preliminary judgment on potential diseases, make a preliminary screening on cancer risk, and make a comprehensive assessment of the overall condition of the client’s body. After the central database completes the assessment of the client’s bioelectric signals, it will send its conclusions and the relevant health warnings to the terminal testing equipment, which will generate a test report for the client.

Included in the comparative analysis performed by the TDS database of the overall health status of the client are the following procedures:

1.	an assessment of the nine basic states of the body, including physical, metabolic status, the spirit of the neural activity state, and the state of motion;

2.	a diagnosis or diagnostic warning of nearly 60 types of common diseases/healthy problems, including: gastritis, cervical spondylosis, lumbar vertebrae disease, insufficiency of cardiovascular and cerebrovascular blood supply, bad gallbladder contraction and autonomic dysfunction;

3.	an early warning analysis for coronary heart disease, stroke, liver disease, diabetes, and cancer;

4.	a diagnostic warning on more than 30 types of diseases diagnosable by Chinese traditional medical doctors, such as: liver yang hyperactivity, deficiency of lung qi, stomach hotness, dampness-heat of bladder, and yin deficiency of spleen and kidney.

5.	the TDS database can also categorize nine kinds of constitution/physical type, such as qi-insufficiency constitution, damp-heat constitution, blood insufficiency constitution and peace/balance constitution.

Quality control over the TDS is maintained by an ongoing program of sampling and testing. Anshan Easy Health has engaged a number of hospitals to function as independent third party reviewers of the diagnostic results produced by the TDS. The hospitals examine the client and then review the diagnostic report provided to the client by Anshan Easy Health to determine its accuracy. To date, the rate of consistency between the TDS diagnoses and the clinical diagnoses has exceeded 80%.

The hardware component of the TDS is manufactured for us by Fuzhou Fobes, an experienced fabricator of medical devices. The Cooperation Agreement that we signed with Fuzhou Fobes on May 29, 2012 includes the following terms:

•	For a term of five years Fuzhou Fobes will manufacture the TDS exclusively for Anshan Easy Health.

•	The purchase prices payable by Anshan Easy Health will be 20,000 RMB ($3,170) for a complete office-based system and 2,000 ($317) for a portable data collection unit.

•	Anshan Easy Health has committed to the following minimum annual purchases: 2012: 500,000 RMB ($79,239); 2013: 1,000,000 RMB ($158,479); 2014 - 2016: 1,500,000 RMB ($237,718).

•	In the event of default, liquidated damages are stipulated, equal to 10% of the prior year’s purchases.

•	Fuzhou Fobes provides a five year repair or replace warranty.

Membership

Our method of recruiting clients for our diagnostic services centers on the sale of membership cards. We are developing a network of regional sales agents, who will be responsible for client solicitation and delivery of the TDS services. Each sales agent commits to purchase membership cards from us, which it then distributes at fixed prices in its region. We sell a standard one year Easy Health membership card to our agent for 600 RMB ($95), and the agent resells it for 800 RMB ($127). We also offer a VIP membership card, purchased by our agent for 2,400 RMB ($380) and resold for 3600 RMB ($571). Both memberships offer the client comprehensive diagnostic services, including:

•	TDS diagnosis. Based on the collection of personal health information, quantitative assessment of an individual's health state and the risk of future illness or death is conducted in a mathematical model and then the status of the individuals in the "health", "mild sub-health", "severe sub-health" or "disease" is determined;

•	Health Management Consulting. After the completion of the physical examination and TDS health assessment, our client may receive different levels of health advisory services. Our client may go to a health management service center to receive counseling, or communicate by telephone with a personal health administrator. The consultation includes explanation of the personal health information, the health assessment results, and the effects to our customers’ health. The consulting professional will also assist the client in making personal health management plans, provide health guidance, and make follow-up plans.

•	General Health Service. The follow-up health services vary, depending on the situation of our clients. Our clients have access to personal health information on the internet and receive health guidance. We regularly send our customers communications regarding health management and health tips and provide personalized health improvement plans.

•	Specific Health and Disease Management Services. Our customers who have chronic diseases can choose specific services for a specific disease or disease risk factors, such as diabetes management, cardiovascular disease management, stress relief, smoking cessation, exercise, nutrition and dietary counseling. Optional services include personal health education, lifestyle improvement consulting and education.

Purchase of a standard one year Easy Health membership card entitles the holder to the following:

•	two TDS diagnostic sessions with the follow-on evaluations and recommendations;

•	free online health counseling provided by the China Health Management Center Network (www.12021.cn);

•	green channel service and favorable pricing when visiting doctors in the medical institutions that are affiliated with Anshan Easy Health;

•	life-long health records.

Purchase of a one year VIP Easy Health membership card entitles the holder to these additional privileges:

•	four TDS diagnostics sessions.

•	free consultation, twice a year, conducted by specialists in a 3 Grade Class A Hospital in a major city in China;

•	one annual doctor visit or hospitalization in a 3 Grade Class A Hospital in a major city in China.

Marketing Network

We intend to rely on exclusive regional agents to market our services. To date, Anshan Easy Health has entered into regional agency agreements with agents in the TieDong District of Anshan City, the TieXi District of Anshan City, Fujian Province, Fushun (Liaoning Province) and Jinan (Shandong Province). Each regional agent enters into an agency agreement that contains the following basic terms:

•	The agent will purchase membership cards at set prices and resell them at a 33% markup.

•	For every 1000 membership cards purchased, Anshan Easy Health will provide the agent one office-based TDS system and two portable data collection devices.

•	Anshan Easy Health will train the agent’s personnel to enable them to administer the TDS test. For each diagnostic test administered by the agent, Anshan Easy Health will pay 40 RMB ($6.35) to Fuzhou Fobes and Fuzhou Fobes in turn will pay 30 RMB ($4.75) to the agent who performed the diagnostic test. Fuzhou Fobees will retain 10RMB as compensation for equipment maintenance and consulting.

•	To maintain its agency, the agent must meet set targets for annual sales. Our two initial agents, for example, are required to meet the following sales targets: to sell the membership cards worth no less than 1.0 million RMB ($158,730) in the first year; no less than 2.0 million RMB ($317,460) in 2013; and no less than 3.0 million RMB ($476,190) in each year from 2014 to 2016. If two consecutive quarters of sales amount to less than 300,000 RMB ($47,619), we are entitled to revoke the agency.

Each of the five regional agents engaged to date has purchased its initial inventory of 1,000 membership cards. In turn, since August Anshan Easy Health has purchased 11 office-based TDS sets and 22 portable TDS data collection units, some for delivery to the initial agents, others to have available as new agents are brought on.

Medical Services

Anshan Easy Health does not employ doctors or directly offer medical care to its clients. To meet the needs of clients whose TDS diagnosis indicates a need for medical care, Anshan Easy Health has associated with the China Primary Health Care Foundation, a non-profit organization co-founded by the Chinese Peasants and Workers Democratic Party and the PRC Ministry of Health for the purpose of funding and developing the primary health care task in China's poverty-stricken areas. China Primary Health Care Foundation is a supporter of a large-scale public welfare activity, "Chinese Enterprises Health Miles,” and Anshan Easy Health is one of the partners in the abovementioned welfare activity.

The specific medical services provided to Anshan Easy Health’s clients are made available by Dayi Jingcheng (Beijing) Hospital Management Co. (“Dayi”) which is a cooperative partner of the China Primary Health Care Foundation. In June 2012 Anshan Easy Health entered into a Service Agreement with Dayi, which provides that Dayi will arrange consultation conducted by specialists/doctors and hospitalization in a 3 Grade Class-A Hospital for Anshan Easy Health’s members. Dayi also provides Anshan Easy Health with specialists’ service on www.12021.cn. Anshan Easy Health pays Dayi for its services up to the limits afforded to members - i.e. one annual hospital-based doctor visit, one annual hospitalization, and online or telephonic consultation as needed.

Competition

We are not aware of any company currently providing electromagnetic medical diagnostic services on an out-patient basis in China. In China, this type of medical diagnostic equipment is mainly used in hospitals at all levels, such as MRI, CT, ECG, EEG, EGG, ERG map. We expect clients to choose our services as an alternative to hospital-based diagnosis mainly because of the convenience.

We expect that if we are successful in this business, competitors will arise. Our plan for successful competition will be to focus on the technological advantages of our proprietary software system. While our hardware could be readily duplicated, the hardware device is mainly a bio-signal collection tool to obtain the bioelectrical value of the specific surface points of examinees. Our core technology and competitive advantage lie in the central database and the test report. In the future, the Company plans to strengthen our research and development activities so as to enhance the applicability and accuracy of the software. Medical diagnosis is an area in which quality is the primary competitive advantage. So we plan to offer the quality of our TDS as our core competitiveness.

Governmental Regulations

Our business will be subject to government regulation in several aspects:

Business license

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present business of performing electromagnetic diagnosis. Prior to expanding our business beyond that of our business license, we would be required to apply and receive approval from the PRC government.

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

Value added tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion, or in some instances all, of the VAT refund that the exporter previously paid.

Mandatory statutory reserve and dividend distributions

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends out of their accumulated profits only, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserve until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

4C. Organizational Structure

See “—History and Development of the Company” above in subsection A of Item 4 for a description of our organizational structure.

4D. Property, Plants and Equipment

We entered into a lease on March 18, 2012 with Chunyang Xie for office space located in Anshan City, Liaoning Province, with an area of 247 square meters. The lease is for a three year term, which terminates on March 17, 2015. The annually rent is $11,041. We use this space as office space and our headquarters. At the conclusion of the lease we have the option, with one month notice, to negotiate a lease renewal.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating Results

Accounting for Reverse Acquisition

On December 28, 2012 the Company acquired ownership of the outstanding shares of Oriental Honour International Group Limited (“Oriental Honour”). In connection with the acquisition, control of the Company was transferred to the prior owners of Oriental Honour. In addition, the fundamental nature of the Company’s business was changed, as the Company had been a shell prior to the acquisition and became involved in the business of providing medical diagnostics after the acquisition, utilizing the assets of, and business relationships developed by, an entity controlled by Oriental Honour. For these reasons, for accounting purposes, the acquisition of Oriental Honour has been treated as a recapitalization with no adjustment to the historical basis of its assets and liabilities.  The restructuring has been accounted for using the “as if” pooling method of accounting and the operations were consolidated as if the restructuring had occurred as of the beginning of the earliest period presented in our consolidated financial statements and the current corporate structure had been in existence throughout the periods covered by our consolidated financial statements.

Accounting for Variable Interest

Oriental Honour is a holding company whose only asset is a 100% ownership interest in Jinwo (Shanghai) Information Technology Co., Ltd. (“Jinwo Shanghai”), a Wholly Foreign Owned Entity organized under the laws of the PRC on May 10, 2012.  On July 2, 2012 Jinwo Shanghai entered into five agreements with Anshan Easy Health Technology Development Co., Ltd. (“Anshan Easy Health”) and with the equity owners in Anshan Easy Health.  Collectively, the agreements provide Jinwo Shanghai exclusive control over the business of Anshan Easy Health.  The relationship is one that is generally identified as “entrusted management.”

The accounting effect of the Entrusted Management Agreements between Jinwo Shanghai and Anshan Easy Health is to cause the balance sheets and financial results of Anshan Easy Health to be consolidated with those of Jinwo Shanghai, with respect to which Anshan Easy Health is now a variable interest entity.

Period from August 1, 2011 (Inception) to July 31, 2012

Oriental Honour was organized on July 28, 2011. On May 10, 2012 Oriental Honour organized Jinwo Shanghai as a wholly-owned subsidiary. Prior to July 2, 2012 neither Oriental Honour nor Jinwo Shanghai carried on any business operations. On July 2, 2012 Jinwo Shanghai entered into the Entrusted Management Agreements and undertook obligation for management of Anshan Easy Health.

Anshan Esay Health was organized on March 9, 2012. During the period from that date through the end of its fiscal year on July 31, 2012, Anshan Easy Health was involved in developing the business relationships necessary for it to implement its business plan. During this time, in particular, Anshan Easy Health established the relationships that will be central to its business, specifically:

•	Anshan Easy Health engaged its first two selling agents, and delivered to them their first inventory of membership cards;

•	Anshan Easy Health entered into an agreement with Fuzhou Fobes, which is manufacturing the testing equipment that the Company will consign to its selling agents; and

•	Anshan Easy Health entered into an agreement with China Health Management Center Network to provide health counseling to members referred by Anshan Easy Health.

The administrative expenses incurred by the consolidated entities during the period from July 2, 2012 to July 31, 2012 totaled $7,817, which were Oriental Honour’s only operating expenses during that period. Oriental Honour also recorded $76 in other expenses plus $32 in accrued taxes. Since Anshan Easy Health recorded no revenue for the period - the delivery of membership cards to our agents was not sufficient performance to allow us to record revenue under U.S. GAAP - Oriental Honour recorded a net loss of $7,925 for the period from Inception to July 31, 2012.

Our reporting currency is the U.S. dollar. Our local currency, the Renminbi (RMB), is our functional currency. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of stockholders’ equity. For the period from Inception to July 31, 2012, we recorded an other comprehensive loss of $308 resulting from foreign currency translation adjustments.

5B. Liquidity and Capital Resources

Oriental Honour and Jinwo Shanghai were initially funded by contributions of $101,300, representing the aggregate registered capital of those two entities. Anshan Easy Health was initially funded by a contribution of 10 million RMB ($1,583,983) to its registered capital, made by Lingxiang Zhang and Song Gu. Since Anshan Easy Health had positive cash flow from initial operations and did not begin to purchase testing equipment until after July 31, 2012, at that date the consolidated balance sheet of Oriental Honour showed $1,701,659 in cash and $1,556,555 in working capital.

Anshan Easy Health recorded positive cash flow from operating activities during the period ended July 31, 2012 because it had limited expenses and generated cash by delivering membership cards to its agents. In July, Anshan Easy Health delivered membership cards with a purchase price of $190,039 and received payment of $57,012 prior to the end of the month - the remainder of the payment was made in August. Because the membership cards impose future service obligations on Anshan Easy Health, the delivery and payment was not sufficient for Oriental Honour to record revenue under U.S. GAAP - the revenue will be recorded over the period when the services are performed. Until recorded as revenue, the sale of the membership cards will be recorded as unearned revenue on Oriental Honour’s consolidated balance sheet.

Anshan Easy Health used only $435 in cash for purchase of property and equipment during the period ended July 31, 2012. Anshan Easy Health has developed a business plan that will require relatively low upfront capital investment. Anshan Easy Health has outsourced all of its manufacturing requirements, and so requires neither factory equipment nor sizeable realty. It will purchase testing equipment as it engages sales agents - thereby associating each investment with an immediate source of revenue. It will also cause the testing equipment to be delivered direct from the factory to the agent, thereby eliminating the need for an inventory warehouse.

The standard regional agency agreement between Anshan Easy Health and a sales agent provides that Anshan Easy Health will deliver to the agent one office-based set of diagnostic equipment and two portable units for each 1,000 membership cards purchased by the agent. Anshan Easy Health’s cost for an office-based set is 20,000 RMB ($3,170); its cost for a portable unit is 2,000 RMB ($317). Its sales price for a membership card is 600 RMB ($95), with VIP cards selling for 2,400 RMB ($380). Assuming, for purposes of this calculation, that only standard membership cards are sold, each investment of $3,804 by Anshan Easy Health in equipment for an agent (one office-based set and two portable units) will be matched against $95,000 in membership sales.

Because our business has only recently been initiated, we do not know whether or to what extent we will be able to maintain the ratio of investment to sales described in the preceding paragraph, and still accomplish a widespread distribution of our services. If, however, we are able to achieve or even approach that ratio, then our capital requirements will be modest, as we will be able to fund expansion solely out of revenue. Our current level of working capital, therefore, should be adequate to sustain our operations for the foreseeable future.

Critical Accounting Policies and Estimates

In preparing our financial statements we are required to formulate working policies regarding valuation of our assets and liabilities and to develop estimates of those values.  In our preparation of the financial statements for the period ended July 31, 2012, there were no estimates made which were (a) subject to a high degree of uncertainty and (b) material to our results.  However, Oriental Honour considers the following accounting principles to be of particular importance.

Variable Interest Entity

For the reasons set forth in the introduction to this Item, we will consolidate the financial condition and future results of operations of Anshan Easy Health in the Company’s financial statements because Anshan Easy Health meets the definition of a variable interest entity set forth in ASC 810.

Revenue Recognition

Anshan Easy Health sells membership cards to agents which sells them to the patients. TDS diagnostic service is provided by the agent to the patients. Anshan Easy Health provides TDS equipment to agents for free.

Each patient may use TDS diagnosis service twice a year. Anshan Easy Health recognizes revenue when a patient activates the card via network (www.12021.cn). The TDS diagnosis can be performed at the agent’s office or by the mobile service offered by the agent at the patient’s home. When Anshan Easy Health collects proceeds from sale of membership cards from agent, it records these proceeds as unearned revenue.

Recently Issued Accounting Pronouncements

There were no recent accounting pronouncements that have had a material effect on Anshan Easy Health’s financial position or results of operations.

5.C. Research and Development, Patents and Licenses, etc.

Neither Oriental Honour nor Anshan Easy Health made any material expenditure on research and development activities during the period from Inception to July 31, 2012.

5.D. Trend Information

Anshan Easy Health has entered into regional agency agreements with agents in the TieDong District of Anshan City, the TieXi District of Anshan City, Fujian Province, Fushun (Liaoning Province) and Jinan (Shandong Province).

5.E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition or results of operations.

5.F. Tabular Disclosure of Contractual Obligations

	Payments due by Obligation
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Unearned Revenue	$190,217	$190,217	—	—	—
Total	$190,217	$190,217	—	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Since the date of our reverse acquisition, the following individuals have served as our directors and executive officers:

Name	Positions	Age
Wei Dong	Chairman of the Board, Chief Executive Officer	48
Song Gu	Vice President and Director	30

Mr. Wei Dong was appointed as our Chairman, Chief Executive and Chief Technology Officer in March 2012. Since October 2006, Mr. Dong has been employed as Vice General Manager of Beijing Renren Health and Technology Development Co., Ltd., mainly responsible for the company's technology R&D and training of personnel. From 2006 until 2012, Mr. Dong also served as the Vice General Manager of Zhongjian Yikang (Beijing) Technology Development Co., Ltd. From 2001 to 2006, Mr. Dong provided multiple entities, including Inner Mongolia Chiyu Science Industry and Trade Group Corporation, Shanxi Fu Shan Pharmaceutical Group, Shanxi Taiyuan Pharmaceutical Group and Shanxi Ruifeng Pharmaceutical Group Co., Ltd., with medical advice, training and marketing planning services. During this time period Mr. Dong did promotional work for many pharmaceutical and health products, offered health information on dozens of broadcast media in China, and presided over large-scale marketing and promotional activities for numerous health products. From 1987 until 2011, Mr. Dong served as Resident Physician at People's Liberation Army No. 253 Hospital, engaging in multidisciplinary clinical work, participating in and completing a number of professional research projects, and participating in a variety of professional training. In 1987 Mr. Dong graduated from the Second Military Medical University and obtained his bachelor’s degree in Medicine. Mr. Dong passed the psychological counselor exam given by the Ministry of Labor and Social Security and obtained his qualification in psychological counseling .

Mr. Song Gu was appointed as a director and as our Vice President in March 2012. In 2010, he served as Manager of the Real Estate Department of Zhongrong International Trust Co., Ltd. From 2009 to 2010, Mr. Gu served as Manager of the Customer Service Department of Beijing Renren Health and Technology Industry Co., Ltd. From 2007 to 2008, Mr. Gu was a computer administrator for Bauer Druck Printer Factory in Germany. Prior to that, from 2006 to 2007, he worked as profile administrator at AXA, a German insurance company. In 2009 Mr. Gu graduated from Rheinische Fachhochschule BWL in Germany with a major in Economic Management. He graduated from Shoudu Technology College in China in 2004 with a major in Computer Information Management.

Each of our directors will serve as a director until our next annual meeting of shareholders and until his successor is duly elected and qualified.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation

Director Compensation

Our directors do not currently receive any cash compensation for their service as members of the board of directors.

Executive Compensation

Prior to the reverse acquisition, no executive officer of Anshan Easy Health had received any cash compensation for services rendered to Easy Health.

The following table shows information concerning the annual compensation that will be paid to executive officers of the Company during the current fiscal year:

Name	Year Ending July 31	Salary	Bonus	Total compensation
Wei Dong	2013	$555	—	$555
Song Gu	2013	$507	—	$507

Anshan Easy Health has no equity or long-term compensation plans.

Employment Agreements

We have entered into employment agreements with Messrs. Wei Dong and Song Gu. Mr. Dong is employed as Chief Technology Officer; Mr. Gu is employed as Vice President of our Company. The term of both agreements is three years from March 8, 2012 until March 9, 2015. Mr. Dong’s agreement calls for a monthly salary of 3,500 RMB ($555); Mr. Gu’s agreement calls for a monthly salary of 3,200 RMB ($507). Each is entitled to an overtime premium of 50% for work in excess of eight hours per day and to a 100% premium for work on weekends. Anshan Easy Health may terminate the agreements under the limited circumstances permitted by Chinese labor laws.

6.C. Board Practices

Board Composition and Terms of Directors and Officers

Our board of directors currently consists of two directors: Mr. Wei Dong and Mr. Song Gu, neither of whom qualifies as an independent director.

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director holds office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by resolution of shareholders or a resolution of directors in accordance with the memorandum and articles of association.

The directors may at any time by resolution of directors appoint any person to be a director to fill a vacancy. There is a vacancy if a director dies or otherwise ceases to hold office as a director. The directors may not appoint a director to fill a vacancy for a term exceeding the term that remained when the person ceasing to be a director ceased to hold office.

Our officers are appointed by resolution of our directors and hold office until removed from office by our directors, whether or not a successor is appointed.

Committees of the Board of Directors

We currently do not have any committees under our board of directors.

Duties of Directors

Under the laws of the British Virgin Islands, a director in exercising their powers or performing his or her duties shall act honestly and in good faith and in what the director believes to be the best interests of the company. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to take legal action if a duty owed by our directors is breached.

We have not entered into a director service contract with any of our directors

6.D. Employees

As of December 28, 2012, we had seven full-time employees.

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

In accordance with applicable PRC regulations, we maintain comprehensive insurance for our employees, including medical, accidental injury, maternity, and unemployment insurance. We also contribute to an employee welfare plan and a housing public fund for the benefit of our employees. The aforesaid benefits will cost 1,700 RMB ($269) per employee per annum during the current fiscal year.

As we continue to expand our business, we believe it is critical to hire and retain top talent, especially in the areas of marketing, sales and brand management. We believe we have the ability to attract and retain high quality talent in China based on our competitive salaries, annual performance-based bonus system, and equity incentive program for senior employees and executives.

6.E. Share Ownership

Neither Wei Dong nor Song Gu owns any securities issued by the Company.

Stock Options

We do not currently have a stock option plan, nor are there any outstanding options to purchase securities issued by the Company.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 28, 2012, 20,000,000 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of December 28, 2012, no ordinary shares were held by record holders resident in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person/entity is based on ordinary shares outstanding as of December 28, 2012.

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 28, 2012 by:

•	each of our directors and executive officers; and

•	each person/entity known to us to beneficially own more than 5% of our outstanding ordinary shares.

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Wei Dong	0	—
Song Gu	0	—
All Officers and Directors as a Group (2 persons)	0	—
Mark Time Development Limited(1)	8,344,000	41.7%
Mascot Fortune International Limited(2)	2,896,000	14.5%
Industrial Express Limited(2)	2,000,000	10.0%

_________________________________

(1)	Voting and dispositional control with respect to the shares owned by Mark Time International Limited is held by Wu Sixiang.

(2)	Voting and dispositional control with respect to the shares owned by Mascot Fortune International Limited and the shares owned by Industrial Express Limited is held by Wu Liangbiao.

All of the shares currently outstanding were acquired by the current shareholder in December 2012 in connection with the acquisition of Oriental Honour by the Company.

7.B. Related Party Transactions

In March 2012 Lingxiang Zhang contributed RMB 9 million ($1,426,307) to the registered equity of Anshan Easy Health, and Song Gu contributed RMB 1 million ($158,479) to the registered equity of Anshan Easy Health.

7.C. Interests of Experts and Counsel

None of the experts or counselors named in this Report was employed on a contingent basis, owns any shares in the Company or its subsidiaries, or has a material economic interest in the Company.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are not currently traded on any exchange.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10. A. Share Capital

Authorized/Issued Capital

The authorized capital stock of the Company has, at all times, consisted of ordinary shares only. The following table provides information regarding our ordinary shares as of the end of our last fiscal year and currently:

	Authorized Shares	Par Value Per Share	Shares Issued and Fully Paid	Shares Issued But Not Fully Paid
At July 31, 2012	50,000	$1.00	9,088	40,912
At December 28, 2012	100,000,000	$.01	20,000,000	—

The Company issued 50,000 ordinary shares to its original shareholder in 2010. These shares were split 100-for-1 when we amended our Memorandum of Association to change in the par value of our shares from $1.00 to $0.01 on November 8, 2012. The holder of those 5,000,000 shares sold them to the former shareholders of Oriental Honour in connection with the acquisition of Oriental Honour by the Company. In addition, we issued 15,000,000 new ordinary shares to the former shareholders of Oriental Honour in payment for Oriental Honour.

Shares Not Representing Capital

Not Applicable.

Shares Held By the Company

Not Applicable.

Contingencies

There are no contracts, resolutions, authorizations or approvals for the issuance of additional shares or the creation of new classes of shares.

10.B. Memorandum and Articles of Association

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, identified in this Item as our memorandum and articles of association. We may amend our memorandum and articles of association generally by a special resolution of our shareholders.

The following description of certain provisions of our memorandum and articles of association does not propose to be complete and is qualified in its entirety by our memorandum and articles of association included as Exhibit 3.1 to this prospectus.

Corporate Powers

Easy Health was incorporated under the BVI Business Companies Act of 2004 (the “BVI Act”) on January 5, 2010. Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Act, as the same may be revised from time to time, or any other law of the British Virgin Islands (“BVI”), except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the BVI, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the BVI.

Board Composition

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director will hold office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

There is no cumulative voting by shareholders for the election of directors. We do not have any age-based retirement requirement and we do not require our directors to own any number of shares to qualify as a director.

Board Meetings

Board meetings may be held at the discretion of the directors at such times and in such manner as the directors may determine upon not less than three days notice having been given to all directors. Decisions made by the directors at meetings shall be made by a majority of the directors. There must be at least a majority of the directors (with a minimum of two) at each meeting.

Directors Interested in a Transaction

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors. A director who is interested in a transaction entered into, or to be entered into, by the company, may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thin in his capacity as a director, that relates to the transaction. A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, or the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Our directors may, by resolution, fix the compensation of directors in respect of services rendered or to be rendered in any capacity to us.

A director may attend and speak at any meeting of the shareholders and at any separate meeting of the holders of any class of our shares.

Rights of Shares

We are currently authorized to issue 100,000,000 ordinary shares. The shares are made up of one class and one series, namely ordinary shares with a par value of $0.01 per share. The ordinary shares have one vote each and have the same rights with regard to dividends paid by the company and distributions of the surplus assets of the company.

We may purchase, redeem or acquire our shares, provided that we obtain the consent of the member whose shares are being purchased, redeemed or otherwise acquired.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may, without limiting or affecting any right of holders of existing shares, offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

If we issue shares of more than one class, we will further amend and restate our Memorandum and Articles of Association to reflect the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) as may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholders Meetings

Under our memorandum and articles of association, we are required to hold an annual meeting of shareholders each year at such date and time determined by our directors. Meetings of shareholders may be called pursuant to board resolution or the written request of shareholders holding more than 30% of the votes of our outstanding voting shares. Written notice of meetings of shareholders must be given to each shareholder entitled to vote at a meeting not fewer than 10 days prior to the date of the meeting, with certain limited exceptions. The written notice will state the place, time and business to be conducted at the meeting. The shareholders listed in our share register on the date prior to the date the notice is given shall be entitled to vote at the meeting, unless the notice provides a different date for determining the shareholders who are entitled to vote.

A meeting of shareholders held without proper notice will be valid if shareholders holding 90% majority of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90% of the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series, together with an absolute majority of the remaining votes, have waived notice of the meeting and, for this purpose, presence of a shareholder at the meeting is deemed to constitute a waiver. The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, will not invalidate a meeting.

Shareholders may vote in person or by proxy. No business may be transacted at any meeting unless a quorum of shareholders is present. A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Act, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued. Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Act, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Indemnification

Subject to the provisions of the BVI Act, we may indemnify any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

10.C. Material Contracts

Cooperation Agreement

Anshan Easy Health entered into a Cooperation Agreement on May 29, 2012 with Fuzhou Fobes, a manufacturer of health diagnosis instruments. The agreement terminates on May 28, 2017. The agreement provides that Fuzhou Fobes will manufacture our TDS testing equipment to our order in accordance with standards that we provide. Fuzhou Fobes provides a five year repair or replace warranty. The purchase prices that we pay to Fuzhou Fobes will be 20,000 RMB ($3,170) for each office-based set of testing equipment and 2,000 RMB ($317) for each portable unit. Anshan Easy Health committed to the following minimum annual purchases: 2012: 500,000 RMB ($79,239); 2013: 1,000,000 RMB ($158,479); 2014 - 2016: 1,500,000 RMB ($237,718). In the event of default, liquidated damages are stipulated, equal to ten percent of the prior year’s purchases.

Service Agreement

Anshan Easy Health entered into a Service Agreement on June 20, 2012 with Dayi Jingcheng (Beijing) Hospital Management Co. The agreement provides that Dayi will provide services to members referred by Anshan Easy Health, including specialist consultations twice a year and, if required, hospitalization in a 3-Grade Class A Hospital in Beijing, Shanghai or other major city. Dayi also provides Easy Health members with the specialist services offered online through www.12021.cn.

Lease Agreement

We entered into a lease on March 18, 2012 with Chunyang Xie for office space located in Anshan City, Liaoning Province, with a total area of 247 square meters. The lease is for a three year term, which terminates on March 17, 2015. The annually rent is $11,041. We use this space as office space and our headquarters. At the conclusion of the lease we have the option, with one month notice, to negotiate a lease renewal.

Employment Agreements

We have employment agreements with each member of our management. See Item 6.B – Compensation for a summary of the employment agreements.

VIE Agreements

See Item 4B - Business Overview for a summary of the five variable interest entity agreements between Jinwo Shanghai and Anshan Easy Health and with the equity owners in Anshan Easy Health.

10.D. Exchange Controls

British Virgin Islands

There are no exchange control regulations imposed on us or our shareholders under BVI law.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

The Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. See Item 3.D “Risk Factors” for further discussion of the limitations on exchange of the Renminbi.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or from SAFE.

10.E. Taxation

The following summary of the material tax consequences of an investment in our ordinary shares relevant to our shareholders is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our shares, and in particular does not deal with the tax consequences under U.S. federal, state and local tax laws or under any non-PRC and non-BVI tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our shares.

BVI Taxation

All dividends, interests, rents, royalties, compensations and other amounts paid by us are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any of our shares, debt obligations, or other securities are not subject to any form of taxation in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable under BVI law by persons who are not persons resident in the BVI with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the BVI. We will only be liable to pay payroll tax with respect to employees employed and working in the BVI. We do not currently have, and do not intend to have in the near future, any employees in the BVI.

PRC Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares would not be subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax.

On March 16, 2007, the PRC National People’s Congress approved and promulgated a new PRC Enterprise Income Tax Law, which took effect as of January 1, 2008. Under the new tax law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” are located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. It remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to PRC income tax as to our worldwide income at a uniform income tax rate of 25%. In addition, the new tax law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the new tax law provides that an income tax rate of 10% is normally applicable to dividends payable for earnings derived since January 1, 2008 to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a BVI holding company and substantially all of our income is derived from dividends, if any, we receive from our operating subsidiaries located in China. Thus, dividends payable to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the new tax law.

Under the currently available guidance of the new tax law, dividends payable by us to our shareholders should not be deemed to be derived from sources within China and therefore should not be subject to withholding tax at 10%, or a lower rate if reduced by a tax treaty or agreement. However, what the tax authorities in China will deem to constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of our shares should not be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

10.F. Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

10.G. Statement by Experts

The consolidated financial statements of Oriental Honour and Anshan Easy Health as of July 31, 2012 and for the period from August 1, 2011 (inception) to July 31, 2012, included herein, have been audited by Goldman Kurland and Mohidin, LLP, independent registered public accounting firm, as stated in their reports appearing herein, and is included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

10.H. Documents on Display

The Company’s documents can be viewed at its headquarters, located at: 16 219 Street, Anshan City, Liaoning, 114002, PRC. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B.	CODE OF ETHICS

Not Applicable.

ITEM 16C.	PRINCIPAL ACCOUNTIING FEES AND SERVICES

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 28, 2012 Easy Health Technologies Ltd. completed a reverse merger in which Easy Health Technologies Ltd. acquired the capital stock of Oriental Honour International Group Limited. At the time of the reverse merger, Goldman Kurland and Mohidin, LLP was the auditor of record for Oriental Honour International Group Limited. Accordingly, on December 28, 2012, by reason of the reverse merger, Goldman Kurland and Mohidin, LLP became the principal independent accountant for Easy Health Technologies Ltd. Therefore, on December 28, 2012 the Board of Directors of Easy Health Technologies Ltd. dismissed Li & Company, PC from its position as the principal independent accountant for Easy Health Technologies Ltd.

The audit report of Li & Company, PC on Easy Health Technologies Ltd.’s financial statements for the years ended March 31, 2012 and 2011 and the period from January 5, 2010 (inception) through March 31, 2012 contained a modification expressing substantial doubt regarding the ability of Easy Health Technologies Ltd. to continue as a going concern. The audit report of Li & Company, PC on Easy Health Technologies Ltd.’s financial statements for the years ended March 31, 2012 and 2011 and for the period from January 5, 2010 (inception) through March 31, 2012 did not contain any other adverse opinion or disclaimer of opinion or qualification other than the aforesaid modification. Li & Company, PC did not, during the applicable periods, advise Easy Health Technologies Ltd. of any of the enumerated items described in Item 16F of the Instructions to Form 20-F.

Easy Health Technologies Ltd. and Li & Company, PC have not, during Easy Health Technologies Ltd.’s two most recent fiscal years or any subsequent period through the date of dismissal, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Li & Company, PC’s satisfaction, would have caused Li & Company, PC to make reference to the subject matter of the disagreement in connection with its reports.

Easy Health Technologies Ltd. has requested Li & Company, PC to furnish a letter addressed to the Securities Exchange Commission stating whether or not Li & Company, PC agrees with the statements in this Item 16F. A copy of the letter is filed as an exhibit to this report.

Easy Health Technologies Ltd. has retained the firm of Goldman Kurland and Mohidin, LLP to serve as its principal independent accountant. At no time during the past two fiscal years or any subsequent period prior to December 28, 2012 did Easy Health Technologies Ltd. consult with Goldman Kurland and Mohidin, LLP regarding any matter of the sort described above with reference to Li & Company, PC, any issue relating to the financial statements of Easy Health Technologies Ltd., or the type of audit opinion that might be rendered for Easy Health Technologies Ltd.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-21.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association
1.2	Amended and Restated Articles of Association
4.1	Share Exchange Agreement by and among Glorious Pioneer Investments Ltd., the shareholder of Glorious Pioneer Investments Ltd., Oriental Honour International Group Limited, and the shareholders of Oriental Honour International Group Limited dated November 1, 2012.
4.2	Exclusive Business Cooperation Agreement between Jinwo (Shanghai) Information Technology Co., Ltd. and Anshan Easy Health Technology Development Co., Ltd. dated July 2, 2012.
4.3	Exclusive Option Agreement among Jinwo (Shanghai) Information Technology Co., Ltd., Zhang Lingxiang, Gu Song, and Anshan Easy Health Technology Development Co., Ltd. dated July 2, 2012.
4.4	Share Pledge Agreement among Jinwo (Shanghai) Information Technology Co., Ltd., Zhang Lingxiang, Gu Song, and Anshan Easy Health Technology Development Co., Ltd. dated July 2, 2012.
4.5	Power of Attorney given by Gu Song to Jinwo (Shanghai) Information Technology Co., Ltd., dated July 2, 2012.
4.6	Power of Attorney given by Zhang Lingxiang to Jinwo (Shanghai) Information Technology Co., Ltd., dated July 2, 2012.
4.7	Employment Agreement dated March 9, 2012 between Anshan Easy Health Technology Development Co., Ltd. and Dong Wei.
4.8	Employment Agreement dated March 9, 2012 between Anshan Easy Health Technology Development Co., Ltd. and Song Gu.
4.9	Cooperation Agreement dated May 29, 2012 between Anshan Easy Health Technology Development Co., Ltd. and Fuzhou Fobes.
4.10	Service Agreement dated June 20, 2012 between Anshan Easy Health Technology Development Co., Ltd. and Dayi Jingcheng (Beijing) Hospital Management Co.

8.1	Subsidiaries of the Registrant:	Oriental Honour International Group Limited, organized in Hong Kong
Jinwo (Shanghai) Information Technology Co., Ltd., organized in the PRC

15.1	Letter from Li and Company, PC

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EASY HEALTH INVESTMENTS LTD.

By:	/s/ Wei Dong
Name: Wei Dong
Title: Chief Executive Officer

Date: January 16, 2013

EASY HEALTH INVESTMENTS LTD. AND SUBSIDIARIES

CONTENTS

Oriental Honour International Group Limited:

Page

F-2	Report of Independent Registered Public Accounting Firm

F-3	Consolidated Balance Sheet as of July 31, 2012

F-4	Consolidated Statement of Operations and Other Comprehensive Loss for the Period From August 1, 2011 (Inception) Through July 31, 2012

F-5	Consolidated Statement of Shareholders’ Equity for the Period From August 1, 2011 (Inception) Through July 31, 2012

F-6	Consolidated Statement of Cash Flows for the Period From August 1, 2011 (Inception) Through July 31, 2012

F-7-18	Notes to Consolidated Financial Statements

Easy Health Technologies Ltd.

Page

F-19	Unaudited Pro Forma Financial Statements

F-20	Unaudited Pro Forma Consolidated Balance Sheet as of July 31, 2012

F-21	Unaudited Pro Forma Consolidated Statement of Operations for the Period From August 1, 2011 (Inception) Through July 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Oriental Honour International Group Limited

We have audited the accompanying consolidated balance sheet of Oriental Honour International Group Limited (the “Company” or “Oriental Honour”), its subsidiary and its variable interest entity (collectively the “Group”) as of July 31, 2012, and the related consolidated statement of operations and comprehensive loss, stockholders’ equity, and cash flows for the period from August 1, 2011 (inception) to July 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audit include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of July 31, 2012, and the results of its operations and its cash flows for the period from August 1, 2011 (inception) to July 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Goldman Kurland and Mohidin LLP

Goldman Kurland and Mohidin LLP
Encino, California
December 24, 2012

Oriental Honour International Group Limited
CONSOLIDATED BALANCE SHEET

July 31, 2012
ASSETS
Current assets
Cash and equivalents	$1,701,659
Accounts receivable	133,027
Prepaid expense	6,467
Advance to supplier	6,968
Total current assets	1,848,121

Property, plant and equipment, net	6,387

TOTAL ASSETS	$1,854,508

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$2,829
Advance from customers	190,039
Due to shareholder	98,698
TOTAL CURRENT LIABILITIES	291,566

SHAREHOLDERS’ EQUITY
Authorized capital 10,000 shares, par value $0.13 per share 10,000 shares issued and outstanding	1,300
Additional paid in capital	1,569,875
Accumulated other comprehensive loss	(308)
Accumulated deficit	(7,925)
TOTAL SHAREHOLDERS’ EQUITY	1,562,942

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,854,508

The accompanying notes are an integral part of these consolidated financial statements.

Oriental Honour International Group Limited

CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FROM AUGUST 1, 2011 (INCEPTION) TO JULY 31, 2012

Operating expenses
General and administrative	$7,817

Loss from operations	7,817

Other income (expenses)
Other expenses	(76)

Loss before income taxes	(7,893)

Income taxes	32

Net loss	$(7,925)

Other comprehensive loss	(308)

Net comprehensive loss	$(8,233)

The accompanying notes are an integral part of these consolidated financial statements.

Oriental Honour International Group Limited
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FROM AUGUST 1, 2011 (INCEPTION) TO JULY 31, 2012

	Common stock	Share capital	Additional paid in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance August 1, 2011 (inception)	-	$-	$-	$-	$-	$-
Contribution from shareholders	10,000	1,300	-	-	-	1,300
Foreign currency translation				(308)		(308)
Net loss	-	-	-	-	(7,925)	(7,925)
VIE arrangement	-	-	1,569,875	-	-	1,569,875
Balance July 31, 2012	10,000	$1,300	$1,569,875	$(308)	$(7,925)	$1,562,942

The accompanying notes are an integral part of these consolidated financial statements.

Oriental Honour International Group Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

FROM AUGUST 1, 2011 (INCEPTION) TO JULY 31, 2012

Cash flows from operating activities:
Net loss	$(7,925)
Adjustments to net loss to cash provided by operating activities:
Depreciation	141
Changes in current assets and liabilities:
Accounts receivable	(133,152)
Prepaid expenses and other assets	925
Unearned revenue	190,217
Accrued expenses and other current liabilities	2,965
Net cash provided by operating activities	53,171

Cash flows from investing activities:
Purchase of property and equipment	(435)
Cash increase due to VIE arrangement	1,548,990
Net cash used in investing activities	1,548,555

Cash flows from financing activities:
Proceeds from share capital	1,285
Proceeds from borrowings from related parties	98,456
Net cash provided by financing activities	99,741

Effect of exchange rate changes on cash & equivalents	192

Net increase in cash and equivalents	1,701,659

Cash and equivalents, beginning balance	-

Cash and equivalents, ending balance	$1,701,659

SUPPLEMENTARY INFORMATION:
Interest paid	$-
Income tax paid	$32

The accompanying notes are an integral part of these financial statements.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

Oriental Honour International Group Limited. (hereinafter as "Oriental Honour " or the “Company”) was incorporated on July 28, 2011 in Hong Kong with registered capital of $1,300 and is 100% owned by Mr. Lui Chau Pak.

Jinwo (Shanghai) Information Technology Co., Ltd. ( hereinafter as " Jinwo ") was incorporated on May 10, 2012 in Shanghai, China with registered capital of $100,000 and is 100% owned by Oriental Honour International Group Limited.

Anshan Easy Health Technology Development Co., Ltd. (hereinafter as "Easy Health") was incorporated on March 9, 2012 in Anshan City, Liaoning Province, China with registered capital of $1,583,982. Easy Health provides medical diagnostic services explained below.

Through the use of certain contractual arrangements between Jinwo and Easy Health we are able to effectively control Easy Health’s daily operations and financial affairs. As a result of these agreements, Jinwo is considered the primary beneficiary of Easy Health (see Note 2) and accordingly, Easy Health’s results of operations and financial condition are consolidated in the group financial statements.

TDS Health Detection Service

The primary service offered by the Easy Health is Tele-diagnosis System (“TDS”) health detection service. TDS uses equipment which evaluates the health condition of a human body through detectors attached at certain points of the arms and legs.

TDS is comprised of equipment, network and database software. TDS equipment acquires bioelectrical-current from 24 meridian points in the arms and legs of the patient and converts it into digital signals by proprietary analog-to-digital conversion software and transmits it to the central database via network (www.12021.cn). After comparing the data generated from the detectors connected to the patient with the standard model pre-stored in the central database, it evaluates the health condition of the patient and generates a report. The report is transmitted to TDS via a network (www.12021.cn).

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The Company’s functional currency is the Chinese Renminbi (“RMB”).

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Group, which consisted of the following subsidiaries: Jinwo and Easy Health — a variable interest entity (“VIE subsidiary”). The Company, its subsidiary and VIE subsidiary are collectively referred to as the “Group.” The results of operations of the VIE Subsidiary are included from July 2, 2012, the date the VIE agreement was signed.

All transactions and balances among the Group, its subsidiary and VIE subsidiary were eliminated in consolidation.

The Company’s assets and liabilities are mainly comprised of the assets and liabilities of the VIE. The creditors of the consolidated VIE have no recourse to the general credit of the primary beneficiary.

Variable Interest Entity

The Company follows Accounting Standard Codification (“ASA”) 810-10 (formerly FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the entity’s equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The principal services agreements that Jinwo entered into with Easy Health are:

On July 2, 2012, Easy Health entered into an Exclusive Business Cooperation Agreement (“EBCA”) with Jinwo. Pursuant to the EBCA, Jinwo Shanghai will provide Anshan business support such as management consultation, staff training, business support, financing and related services utilizing its own human resources and capital management. The Company shall pay 100% of its net profit of each year to Jinwo for the service provided.

On July 2, 2012, Easy Health entered into an Exclusive Option Agreement (“EOA”) with Jinwo and the shareholders of Easy Health, Mr. Gu Song and Ms. Zhang Linxiang. Pursuant to the EOA, the shareholders grant Jinwo an exclusive right to purchase the equity interests in Easy Health then held by the shareholders at the best possible price. Each shareholder agrees not to exercise the first right of refusal to purchase the equity interests to be transferred by other persons. Easy Health grants Jinwo an exclusive right to purchase the assets at the best possible price. In consideration of the payment by Jinwo, the shareholders of Easy Health irrevocably granted Jinwo an irrevocable and exclusive right to purchase, or designate one or more persons to purchase the equity interests in Easy Health held by the shareholders once or at multiple times at any time.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

On July 2, 2012, Easy Health entered into a Share Pledge Agreement (“SPA”) with Jinwo and the shareholders of Easy Health, Mr. Gu Song and Ms. Zhang Linxiang. Pursuant to the SPA, the shareholders pledge to Jinwo all of the equity interests the shareholders had in Easy Health as security for obligations and payment of the consulting and service fees by Easy Health under the EBCA.

On July 2, 2012, the shareholders of Easy Health, Mr. Gu Song and Ms. Zhang Linxiang, entered into the Power of Attorney (“POA”) with Jinwo. Pursuant to the POA, Jinwo was authorized to act as the shareholders’ exclusive agent with respect to all matters in Easy Health.

As a result of the agreements between Jinwo and the shareholders of Easy Health, Jinwo is considered the primary beneficiary of Easy Health and Jinwo consolidates the results of operations of the Easy Health and accordingly Easy Health’s results of operations, assets and liabilities are consolidated in the Company’s financial statements from the earliest period presented. The Company’s assets and liabilities, revenue and expenses are mainly comprised of Easy Health’s assets and liabilities, revenue and expenses.

However, the VIE is continually monitored by the Company to determine if any events have occurred that could cause its primary beneficiary status to change. These events include:

a.	The legal entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity’s equity investment at risk.

b.	The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of legal entity.

c.	The legal entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d.	The legal entity receives an additional equity investment that is at risk, or the legal entity curtails or modifies its activities in a way that decreases its expected losses.

Based on the Company’s evaluation, no events have occurred that resulted in change to its primary beneficiary status.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Comprehensive Income

The Company follows ASC 220 “Reporting Comprehensive Income”, previously Statement of Financial Accounting Standards (“SFAS”) No. 130 which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements.

ASC 220 defines comprehensive income as net income and all changes to the statements of shareholders' equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities.

Foreign Currency Transactions

The Company’s accounts are maintained in the RMB and translated into U.S. Dollars (“$ or USD”) in accordance with SFAS No. 52, "Foreign Currency Translation," (codified in Financial Accounting Standards (“FASB”) Accounting Standards Codification (“ASC”) Topic 810). Under SFAS 52, all assets and liabilities are translated at the exchange rate at the date of the balance sheet; shareholders’ equity is translated at historical rates; the line items on the statement of operations are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the operations statement.

Translations adjustments resulting from this process included in accumulated other comprehensive loss in stockholders’ equity were $308 as of July 31, 2012.

Cash and Equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and equivalents. The Company maintains cash with various banks and trust companies located in China. Cash accounts are not insured or otherwise protected. Should any bank or trust company holding cash deposits become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash on deposit with that particular bank or trust company.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Accounts are written off against the allowance when it becomes evident collection will not occur. Our standard terms for accounts receivable from our customers are 90 days from close of the billing cycle. As of July 31, 2012, management concluded there are no past due accounts receivable and no bad debt allowance were recorded.

The Company collected its outstanding accounts receivable in August 2012.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. Expenditures for maintenance and repairs are expensed as incurred. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the current period.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of assets as set out below.

Fixed Asset Class	Estimated Useful Lives
Office furniture	5 years
Electronic equipment	3 years

Impairment of Long-lived Assets

In accordance with ASC 360, “Property, Plant and Equipment”, previously SFAS No. 144, the Company reviews the carrying values of long-lived assets, including property, plant and equipment and other intangible assets, whenever facts and circumstances indicate the assets may be impaired. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value (“FV”). Assets to be disposed of are reported at the lower of the carrying amount or FV, less costs of disposal. There was no significant impairment of long lived assets during the period from inception to July 31, 2012.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

Revenue Recognition

The Company sells membership cards to agents which sell them to the patients. TDS diagnosis service is provided by the agent to the patients. The Company provides TDS equipment to agents for free.

Each patient may use TDS diagnosis service twice a year. The Company recognizes revenue when a patient activates the card via network (www.12021.cn). The TDS diagnosis can be performed at the agent’s office or by the mobile service offered by the agent at the patient’s home. When the Company collects proceeds from an sale of membership cards from agent, it records these proceeds as unearned revenue.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 “Income Taxes”, previously SFAS No. 109. Under this method, deferred income taxes are recognized for the estimated tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts and each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized when, in management’s opinion; it is more likely than not that some portion of the deferred tax assets will not be realized. The provision for income taxes represents current taxes payable net of the change during the period in deferred tax assets and liabilities.

Fair Values of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures”, previously SFAS 157, adopted January 1, 2008, defines FV, establishes a three-level valuation hierarchy for disclosures of FV measurement and enhances disclosure requirements for FV measures. The carrying amounts reported in the balance sheets for current receivables and payables qualify as financial instruments. Management concluded the carrying values are a reasonable estimate of FV because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated interest rate approximates current rates available. The three levels are defined as follows:

·  Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

·  Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

·  Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

Fair Values of Financial Instruments (continued)

The assets measured at FV on a recurring basis subject to the disclosure requirements of ASC 820 as of July 31, 2012 is as follows:

	Carrying Value	Active markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)

Cash and equivalents	$1,701,659	$1,701,659	-	-

The Company's financial instruments include cash and equivalents. Cash and equivalents consist primarily of high rated money market funds at a variety of well-known institutions with original maturities of three months or less. Management estimates the carrying amounts of the non-related party financial instruments approximate their FV due to their short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and equivalents and accounts receivables. As of July 31, 2012, substantially all of the Company’s cash and equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to accounts receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for accounts receivables and maintains an allowance for doubtful accounts of accounts receivables.

The Company currently sells its membership cards to two agents. The Company has a signed agency agreement with each of the agents. They purchase membership cards from the Company and sell those cards to patients. As of July 31, 2012, Company sold 1,000 cards to each of the agents which is the only source of the Company’s revenue.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, previously SFAS No. 95, cash flows from the Company's operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, Intangibles-Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment.  The ASU provides entities with an option to first assess qualitative factors to determine whether events or circumstances indicate it is more likely than not that the indefinite-lived intangible asset is impaired.  If an entity concludes it is more than 50% likely that an indefinite-lived intangible asset is not impaired, no further analysis is required.  However, if an entity concludes otherwise, it would be required to determine the FV of the indefinite-lived intangible asset to measure the amount of impairment, if any, as currently required under US GAAP. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted. The adoption of this pronouncement will not have a material impact on our financial statements.

As of July 31, 2012, there are no other recently issued accounting standards not yet adopted that would have a material effect on the Company’s financial statements.

NOTE 3 - ADVANCE TO SUPPLIER

As of July 31, 2012, the Company’s advance to supplier consisted of the following:

Fuzhou Fobes Medical Devices Development Co., Ltd (“Fobes”).	$6,968

The Company purchases TDS equipment from Fobes. For each diagnosis completed through TDS equipment, Company pays $6 (RMB 40) to Fobes and Fobes in turn pays $5 (RMB 30) to the agent which performs TDS diagnosis. Fobes keeps $1 as part of this for equipment maintenance, training and consulting fees.

NOTE 4 - PREPAID EXPENSE

As of July 31, 2012, the Company’s prepaid expense was for office rent.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

As of July 31, 2012, the Company’s property, plant and equipment consisted of the following:

Electronic equipment	$4,592
Office equipment	2,217
Total	6,809
Less: Accumulated depreciation	(422)
Property, plant and equipment, net	$6,387

Depreciation for the period from inception to July 31, 2012 was $141.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

NOTE 6 – DUE TO SHAREHOLDER

The Company borrowed funds to invest in Jinwo from a shareholder of Oriental Honour-“Mr. Lui Chau Pak”. This loan is interest free and due on demand.

NOTE 7 – SHARE CAPITAL

The Company has registered capital of HKD 10,000 ($1,300) consisted of 10,000 shares of HK$1.00 ($0.13) each.

NOTE 8 - UNEARNED REVENUE

As of July 31, 2012, the Company’s unearned revenue consisted of the following:

Anshan Lu Men Trading Co., Ltd.	$95,019
Anshan Lan Yang Property Management Co., Ltd.	95,020
Total	$190,039

On June 23, 2012, the Company signed agency contract with two agents. According to the contract terms, as of July 31, 2012, the Company sold 2,000 membership cards to two agents for $190,039 and recorded it as unearned revenue.

The Company sells membership cards for $95 (RMB 600) per card to its agents. The agent sells the membership card to each patient for $125 (RMB 800) per card.

As of July 31, 2012, each agent is committed to sell membership cards as follows by calendar year:

2012	$160,000
2013	$315,000
2014	$475,000
2015	$475,000
2016	$475,000
Total minimum sales commitment	$1,900,000

Starting from 2013, the Company is entitled to cancel an agency contract, if the agent’s sales for two consecutive quarters are less than $50,000.

The agency contracts expire on December 31, 2016.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

NOTE 9 - INCOME TAX

The Company is governed by the Income Tax Law of Hong Kong (“HK”) concerning private-run enterprises, which are generally subject to tax at 16.5% on income reported in the statutory financial statements after appropriate tax adjustments.

Jinwo and its VIE, Anshan Easy Health, are governed by the Income Tax Law of the PRC concerning private-run enterprises, which are generally subject to tax at 25% on income reported in the statutory financial statements after appropriate tax adjustments.

The Company paid minimum tax of $32 and had pre-tax loss of $7,893 for the period from inception to July 31, 2012. The following table reconciles the HK statutory rates to the Company’s effective tax rate for the period ended July 31, 2012:

HK statutory tax rate	16.5%
PRC tax rate difference	8.5%
Loss for the period	(25.4)%
Tax per financial statements	(0.4)%

NOTE 10 - STATUTORY RESERVES

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i) Making up cumulative prior years' losses, if any;

ii) Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii) Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company's "Statutory common welfare fund," which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and Statutory common welfare fund is no longer required per the new cooperation law executed in 2006.

iv) Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

The Company did not any appropriate statutory reserve for the period from inception to July 31, 2012.

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

NOTE 11 - OPERATING RISK

Industry risk

The industry in which we compete is a rapidly evolving, highly competitive and fragmented market driven by consumer preferences and quickly evolving technology. Increased competition may result in price reductions, reduced gross margin and loss of market share. Failure to compete successfully against current or future competitors could have a material adverse effect on the Company’s business, operating results and financial condition.

Exchange risk

The Company cannot guarantee the Renminbi and USD exchange rate will remain steady; therefore, the Company could post the same profit for two comparable periods and post higher or lower profit depending on exchange rate of Renminbi and USD. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

Political risk

Currently, the PRC is in a period of growth and is promoting business development to bring more business into PRC. Additionally the PRC currently allows a Chinese corporation to be owned by a US corporation. If the laws or regulations relating to ownership of a Chinese corporation are changed by the PRC government, the Company's ability to operate the PRC subsidiaries could be affected.

NOTE 12 - CommitmentS

Purchase commitment

On May 29, 2012, the Company signed a Cooperation Agreement with Fobes, a third party, to purchase TDS detector equipment from May 29, 2012 to May 28, 2017.

The future minimum annual purchase commitment as of July 31, 2012, by calendar year, is as follows:

2012	$72,000
2013	159,000
2014	238,000
2015	238,000
2016	238,000
Total minimum purchase commitment	$945,000

ORIENTAL HONOUR INTERNATIONAL GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2012

Operating lease commitment

The Company signed a long-term lease in March 2012, to rent office from a non-related party for annual rent of $11,097 from March 2012 to March 2015.

The future minimum annual rental commitments as of July 31, 2012 are as follows:

2013	$11,000
2014	11,000
2015	7,000
Total	$29,000

NOTE 13 – SUBSEQUENT EVENT

On August 31, 2012, Oriental Honour and its sole shareholder entered into a share exchange agreement. Pursuant to the share exchange agreement, Mr. Lui Chau Pak (the former shareholder) transferred 4,172 of 10,000 shares to Mark Time Development Limited in the consideration of HKD 4,172, transferred 1,448 of 10,000 shares to Mascot Fortune International Limited in the consideration of HKD 1,448, transferred 1,000 of 10,000 shares to Industrial Express Limited in the consideration of HKD 1,000, transferred 410 of 10,000 shares to Kin Wang Lui in the consideration of HKD 410, transferred 400 of 10,000 shares to City Linkage Holdings Limited in the consideration of HKD 400, transferred 400 of 10,000 shares to Sui Hung Cheng in the consideration of HKD 400, transferred 400 of 10,000 shares to Shueng Lam Lui in the consideration of HKD 400, transferred 340 of 10,000 shares to Songlin Su in the consideration of HKD 340, transferred 340 of 10,000 shares to Guangxing Gao in the consideration of HKD 340, transferred 300 of 10,000 shares to Limin Yuan in the consideration of HKD 300 and transferred 300 of 10,000 shares to Shaoping Cheng in the consideration of HKD 300. After the share exchange, Mr. Lui Chau Pak remained 490 of 10,000 shares of HKD 490. The share exchange was completed on September 14, 2012.

On November 1, 2012, Easy Health Technologies Ltd (formerly known as Glorious Pioneer Investments Ltd) and its sole shareholder entered into a share exchange agreement with Oriental Honour and the shareholders of Oriental Honour. Pursuant to the share exchange agreement, on December 28, 2012, Easy Health acquired from the shareholders of Oriental Honour all of the issued and outstanding shares of Oriental Honour, in exchange for 15,000,000 newly issued ordinary shares issued by Easy Health to the shareholders of Oriental Honour. In addition, the sole shareholder of Easy Health sold all of the 5,000,000 ordinary shares of Easy Health that were issued and outstanding prior to the reverse acquisition, to the shareholders of Oriental Honour for $450,000 (which is equal to $0.09 per share) in cash. As a result, the individuals and entities that owned shares of Oriental Honour prior to the reverse acquisition acquired 100% of the equity of Easy Health, and Easy Health acquired 100% of the equity of Oriental Honour. Oriental Honour is now a wholly owned subsidiary of Easy Health. In anticipation of the reverse acquisition, Easy Health filed an amended charter, pursuant to which Easy Health changed its fiscal year end to July 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000.

EASY HEALTH TECHNOLOGY LTD.

Pro Forma Financial Statements

The following pro forma unaudited consolidated financial statements as of July 31, 2012 and for the period from August 1, 2011 (inception) to July 31, 2012 are presented below, assuming an acquisition occurred on August 1, 2011. These pro forma financial statements were prepared for that purpose only and do not purport to be indicative of what operating results would have been and may not be indicative of future operating result.

UNAUDITED PRO FORMA CONSOLIDATED
BALANCE SHEET
AS OF JULY 31, 2012

	Oriental Honour (Consolidated)	Easy Health	Combined	Elimination	Consolidated
ASSETS
Current assets
Cash and equivalents	$1,701,659	$-	$1,701,659		$1,701,659
Accounts receivable	133,027	-	133,027		133,027
Other receivable	-	2,500	2,500		2,500
Prepaid expenses	6,467	-	6,467		6,467
Advance to suppliers	6,968	-	6,968		6,968
Total current assets	1,848,121	2,500	1,850,621	-	1,850,621

Property, plant and equipment, net	6,386	-	6,386		6,386

TOTAL ASSETS	$1,854,508	$2,500	$1,857,008	-	$1,857,008

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	$2,829	$2,063	$4,892		$4,892
Advance from customers	190,039	-	190,039		190,039
Due to shareholder	98,698	-	98,698		98,698
TOTAL CURRENT LIABILITIES	291,565	2,063	293,628	-	293,628

SHAREHOLDERS’ EQUITY
Common stock at $0.01 par value: 100,000,000 shares authorized, and 20,000,000 shares issued and outstanding		200,000	200,000		200,000
Authorized capital 10,000 shares, par value $0.13 per share 10,000 shares issued and outstanding	1,300		1,300	(1,300)	-
Additional Paid-in capital	1,583,968	(199,563)	1,384,405	1,300	1,385,705
Accumulated other comprehensive loss	(308)		(308)		(308)
Accumulated deficit	(22,018)		(22,018)		(22,018)
TOTAL SHAREHOLDERS’ EQUITY	1,562,942	437	1,563,379	-	1,563,379

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,854,508	$2,500	$1,857,008	-	$1,857,008

UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS
FROM AUGUST 1, 2011 (INCEPTION) TO JULY 31, 2012

	Oriental Honour (Consolidated)	Easy Health		Combined	Elimination	Consolidated
Operating expenses
Sales and marketing
General and administrative	$7,817	$		$7,817		$7,817
Loss from operations	7,817		-	7,817	-	7,817

Other income (expenses)
Other expenses	(76)			(76)		(76)
Total other income	(76)		-	(76)	-	(76)

Loss before income taxes	(7,893)		-	(7,893)	-	(7,893)

Income taxes	32			32		32

Net loss	$(7,925)		$-	$(7,925)	-	$(7,925)

Other comprehensive gain	(308)			(308)		(308)

Net comprehensive loss	$(8,233)		$-	$(8,233)	-	$(8,233)

Weighted common shares outstanding - basic and diluted	-		20,000,000	20,000,000	-	20,000,000

Net loss per common share - basic and diluted	$-		$-	$(0.00)	-	$(0.00)

